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January 8, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 9 2007
WASH., D.C.
151

**VIA HAND DELIVERY**

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

***Re: RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)***

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund (the "Fund") copies of the following documents filed by the Fund with the Massachusetts Superior Court in the above matter:

1. Plaintiff's Opposition to Defendants' Motion to Dismiss;
2. Affidavit of Thomas M. O'Brien in support of RHR's Opposition to Defendants' Motion to Dismiss; and
3. Affidavit of Brendan Hickey.

PROCESSED
JAN 1 9 2007
THOMSON
FINANCIAL

Very truly yours,

Vern D. Larkin /M.O./

Vern D. Larkin

Enclosures
cc: James M. Curtis

COMMONWEALTH OF MASSACHUSETTS

| | |
|---|---|
| MIDDLESEX, ss. | SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT |

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|---|---|
| RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL., Defendants. | Civil Action No. 06-4054 |

**PLAINTIFF'S OPPOSITION TO DEFENDANTS' MOTION TO DISMISS**

This is an action for declaratory judgment and specific performance by Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), a closed end mutual fund organized as a Massachusetts business trust and headquartered in Newton, Massachusetts, to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement") under Massachusetts law. The Defendants (collectively "Bulldog") operate an investment business commonly referred to as a "hedge fund", which is controlled by Defendant Goldstein. Bulldog is a self described "shareholder activist", who targets publicly traded closed end mutual funds, such as RHR. Bulldog's business is to acquire a significant share position in a target fund, and then to pressure the fund's management to take action, such as liquidation, a share buy back, a merger, or some other measure which may allow Bulldog to sell its shares at a profit. Bulldog's actions often result in the remaining shareholders being left with a financially weaker fund which is less able to achieve its investment objectives. *See* Affidavit of Thomas F. O'Brien ("O'Brien Aff.") at ¶¶ 2-3.

RHR's Trust Agreement provides that, with certain exceptions not applicable to Bulldog, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares (the "Ownership Limitation"). The purpose of the Ownership Limitation is to limit the ability of certain shareholders to force RHR to act in a manner inconsistent with RHR's investment objectives. It also enables RHR to pursue its stated program of investing in real estate investment trusts, or REITs, which impose restrictions on their investors pursuant to applicable tax laws. The Trust Agreement contains a corrective mechanism to enforce the Ownership Limitation by providing that shares acquired by a person or group of persons acting together in excess of the Ownership Limitation may be transferred to a charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary. O'Brien Aff. at ¶¶ 4-5 & Exhibit A.

Beginning in 2006, Bulldog selected RHR as a target for its activist investment business by purchasing shares of RHR in excess of the Ownership Limitation and engaging in a letter writing and publicity campaign designed to pressure RHR management to take actions inconsistent with its investment objective which may benefit Bulldog. In response to Bulldog's purchase of shares in excess of the Ownership Limitation, RHR requested that Bulldog disclose certain information, so that RHR could implement the corrective mechanism authorized by the Trust Agreement. In a series of seven letters directed to RHR in Massachusetts, Bulldog refused to comply with the Trust Agreement by reducing its share ownership or providing the required information. O'Brien Aff. at ¶¶ 7-12 & Exhibits B-F.

On November 13, 2006, RHR filed this lawsuit seeking a declaratory judgment that Bulldog is in violation of the Trust Agreement and specific performance of the corrective provisions of the Trust Agreement. Bulldog now has moved to dismiss the complaint for lack of personal jurisdiction on the ground that Bulldog does not transact business in Massachusetts and this action does not arise out of Bulldog's transaction of business in Massachusetts. Bulldog has presented this motion despite the facts that Bulldog has targeted RHR and has been pressuring RHR management and that Bulldog has had numerous other contacts with Massachusetts, including Bulldog's targeting at least two other Massachusetts businesses, Bulldog's general solicitation of Massachusetts residents and accepting investments from at least one Massachusetts resident, and Defendant Goldstein's recent business trips to Massachusetts to promote Bulldog's business including Bulldog's current campaign against RHR. For the reasons stated below, Bulldog's motion should be denied.

**Facts Relevant To The Court's Exercise Of Personal Jurisdiction**

Defendant Phillip Goldstein ("Goldstein") and his affiliates, which include at least the named defendants in this action, run a hedge fund, called "Bulldog" or "Bulldog Investors". Bulldog consists of Bulldog Investors General Partnership ("BIGP"), which is a general partnership consisting of Defendants Opportunity Partners L.P. ("Opportunity Fund"), Full Value Partners L.P. ("Full Value Fund"), Opportunity Income Plus Fund L.P. ("Opportunity Plus Fund"), and Kimball & Winthrop, Inc. ("Kimball &Winthrop"). Goldstein is the President of Kimball & Winthrop, which is the managing partner and investment advisor to BIGP and the Opportunity Fund. Goldstein is also the managing member of Full Value Advisors and Spar Advisors, which are the investment advisers to the Full Value Fund and Opportunity Plus Fund, respectively. Goldstein manages or controls all the entities that comprise Bulldog. *See* Declaration of Phillip Goldstein in support of Defendants' Motion To Dismiss ("Goldstein Decl.") at ¶¶ 2-10. *See also* Schedule 1 attached which has been prepared by counsel for the convenience of the Court.

Bulldog is a self-described "shareholder activist", who targets publicly traded closed end mutual funds, such as RHR. As described in its own advertising materials, emailed to a Massachusetts resident, Bulldog's business approach is to acquire a significant share position in a target fund, and then to pressure management to take action, by publicly campaigning for a liquidation, a share buy back or other changes. *See* Affidavit of Brendan Hickey ("Hickey Aff.") at ¶¶ 1-10 & Exhibit 3. Bulldog expressly states that it purchases shares in a target company so it can "shake up" management, and force action to increase the share price for the benefit of Bulldog. This process often involves expensive litigation or proxy contests. Bulldog boasts that it has "been involved in nearly two dozen proxy contests over the past 8 years." Hickey Aff. at Exhibit 3, page 10.

In 2006, Bulldog selected RHR as one of its targets and began accumulating a significant share position in RHR. Bulldog's Schedules 13D filed with the Securities and Exchange Commission list BIGP as the beneficial owner of 368,400 shares, or more than 14 percent of RHR's outstanding stock. O'Brien Aff. at Exhibit C. In addition, Defendant Goldstein admits that he personally owns 6,000 shares. Goldstein Decl. at ¶ 13.[1] As stated by BIGP in its public Section 13D filings, Bulldog purchased these shares with the expressed "intent to communicate with management" of RHR in Massachusetts with the goal of forcing RHR to take actions affecting RHR business in Massachusetts. O'Brien Aff. at Exhibit B.

Bulldog has employed its activist investor strategy against RHR through a series of seven letters from Goldstein, at least one of which he publicly filed with the SEC. Each of the letters was signed by Goldstein, as President of Kimball & Winthrop, the Managing General Partner of

---

[1] Although it may not be relevant to the issue of personal jurisdiction, an examination of Bulldog's correspondence and Section 13D filings with the SEC appears to admit that Defendant Goldstein's personal investments were made in advance of many of BIGP's purchases of RHR shares and such improper "front running" activities may be relevant to the merits on this litigation.

Bulldog. The correspondence began when RHR learned that Bulldog had violated the share Ownership Limitation in RHR's Trust Agreement and RHR wrote to Bulldog on August 9, 2006 requesting that it reduce its share ownership or provide an explanation of why Bulldog should be excepted from the Ownership Limitation in the Trust Agreement. By a letter dated August 15, 2006, Goldstein acknowledged the Trust Agreement's requirement, but claimed that it was not enforceable. In his letter, Goldstein requested a meeting with RHR management, presumably at RHR's offices in Newton, Massachusetts, and threatened "expensive litigation or a proxy contest" unless RHR was willing to accede to Bulldog's demands. During three months of correspondence that followed, Bulldog repeatedly refused RHR's request that Bulldog bring itself into compliance with the Trust Agreement by reducing its holdings of RHR and by providing the necessary information for RHR to implement the Trust's corrective mechanism. Instead, Goldstein continued to demand that RHR take certain actions or face litigation or a proxy fight. *See* O'Brien Aff. at ¶¶ 10-12 & Exhibits D-E.

In a letter to RHR dated November 6, 2006, Goldstein referred to Bulldog as RHR's "largest shareholder" and stated Bulldog's intention to nominate two trustees to RHR's Board of Trustees: himself and another Bulldog executive. In its letter, Bulldog also stated its intention to present, at RHR's annual shareholder meeting in Newton, Massachusetts, a shareholder proposal to terminate RHR's contract with its investment adviser, RMR Advisors, Inc., a company based in Newton, Massachusetts which has employees in Massachusetts. O'Brien Aff. at ¶ 12.

As its actions in connection with RHR and the name "Bulldog" suggest, Bulldog is not a passive investor, but is a self described "activist investor". In this regard, Bulldog has had numerous contacts with Massachusetts. Goldstein traveled to Boston in June 2006 to give a lecture about Bulldog's investment approach. During his speech in a Fenway Park conference center, Goldstein openly credited himself and Bulldog with "pioneer[ing] a new wave of activism in closed end funds." Similarly, in a November 16, 2006 *Boston Globe* article, entitled "Agitating For A Living", Goldstein describes Bulldog's activist investing in a personal interview with a *Globe* columnist apparently designed to publicize Bulldog's activities in Massachusetts, including its activities with regard to RHR. O'Brien Aff. at Exhibits G-H.

According to the *Globe* article, Bulldog has targeted other Massachusetts companies, including The First Years, Inc., a company located in Avon, Massachusetts and fought with management of that company to "get the stock moving". In recent months, Bulldog has also targeted another Massachusetts closed end fund, the Putnam Tax-Free Health Care Fund. Goldstein personally met with officials of that fund in Boston to urge them to change the nature of that fund's business.[2] O'Brien Aff. at Exhibit H.

In addition to publicizing their shareholder activism in Massachusetts, the Defendants appear to solicit Massachusetts residents to become Bulldog investors. Bulldog's business includes the operation of an interactive website, *www.bulldoginvestors.com*, which is generally accessible by Massachusetts residents and contains various types of information about Bulldog, and Bulldog has emailed fund solicitation information, including performance data, minimum investment requirements and fee information, to a Massachusetts resident based on his expression of interest on the website. *See* Hickey Aff. at ¶¶ 1-13 & Exhibits 2-8. These solicitation materials have been distributed without registration under federal or Massachusetts securities laws and without any effort being made to prequalify potential investors in Bulldog as "accredited investors" or "qualified purchasers" as required for hedge fund investors by federal and Massachusetts laws. Hickey Aff. at ¶ 5; O'Brien Aff. at ¶ 18. Indeed, Goldstein's

[2] Plaintiff RHR is currently aware of these Massachusetts companies targeted by Bulldog based on the *Boston Globe* article. Discovery is likely to reveal other contacts that Goldstein and Bulldog have with Massachusetts.

Declaration in support of the motion to dismiss admits that Bulldog has accepted an investment in the Bulldog hedge fund from at least one Massachusetts resident without making any of the filings which may be required by Massachusetts securities laws, including a consent to jurisdiction in this Commonwealth. Goldstein Decl. at ¶ 5. *See* M. G. L. ch. 110A, § 402(b)(13); 950 Mass. Code Regs. 14.402(B)(13)(i).

**ARGUMENT**

This Court may properly assert personal jurisdiction over non-resident defendants such as Bulldog if: (1) the assertion of jurisdiction is authorized by the Massachusetts long arm statute; and (2) the exercise of jurisdiction under state law is consistent with due process. *Tatro v. Manor Care, Inc.*, 416 Mass. 763, 767 (1994); *Good Hope Indus. Inc. v. Ryder Scott Co.*, 378 Mass. 1, 5-6 (1979). When personal jurisdiction over a defendant is contested, the plaintiff meets its burden of establishing jurisdiction by making a *prima facie* showing of jurisdiction supported by facts alleged in pleadings, affidavits, or exhibits. *See Ealing Corp. v. Harrods Ltd.*, 790 F.2d 978, 979 (1st Cir. 1986). RHR has met this burden.

**I. This Court Has Jurisdiction Over Bulldog Under The Massachusetts Long Arm Statute Because Bulldog Is Transacting Business In The Commonwealth.**

The Supreme Judicial Court has explained that the Massachusetts long arm statute asserts jurisdiction over a defendant "to the limits allowed by the Constitution of the United States." *Automatic Sprinkler Corp. v. Seneca Foods Corp.,* 361 Mass. 441, 443 (1972). The Massachusetts long arm statute states, in relevant part:

> A court may exercise personal jurisdiction over a person, who acts directly or by an agent, as to a cause of action in law or equity arising from the person's
>
> (a) transacting any business in this Commonwealth; ...

Mass. G. L. ch. 223A, § 3. This "transacting any business" test is "broadly construed," *Haddad* *v. Taylor*, 32 Mass. App. Ct. 332, 335 (1992), and reaches "any purposeful acts by an individual, whether personal, private or commercial." *Ross v. Ross*, 371 Mass. 439, 441 (1976); *see also GSI Lumonics, Inc. v. BioDiscovery, Inc.*, 112 F. Supp. 2d 99, 105 (D. Mass. 2000) ("It is clear that anything but the most incidental commercial conduct with a Massachusetts resident is sufficient to satisfy the transacting any business test.") (quoting *Foster-Miller, Inc. v. Babcock & Wilcox Canada*, 848 F. Supp. 271, 276 (D. Mass. 1994)). It requires a showing of two elements: that the defendant transacted business in Massachusetts, and that the plaintiff's claim arose "from the transaction of business by the defendant." *Tatro*, 416 Mass. at 767. Both requirements are satisfied in this case.

### A. Bulldog Is Transacting Business In The Commonwealth.

#### 1. Goldstein, Kimball & Winthrop, And BIGP Are Transacting Business In Massachusetts.

Bulldog's activities in connection with RHR constitute "transacting business" under the Massachusetts long arm statute. Bulldog acquired a significant ownership position in RHR, a Massachusetts business trust, with the stated intention to pressure RHR management to take actions affecting RHR's Massachusetts business. This is Bulldog's business. In the letters sent on behalf of Bulldog to RHR management in Massachusetts, Goldstein asserted demands on RHR and threatened "expensive litigation or a proxy contest" if RHR did not accede to his demands. Letters such as these are one of the means by which Goldstein conducts Bulldog's business. For example, Goldstein's letter dated August 15, 2006, stated that if RHR wanted to avoid expensive litigation, it should consider merging RHR with another fund. O'Brien Aff. at Exhibit D. Threats such as these, advanced in an attempt to achieve Bulldog's business objectives in connection with its investment in a Massachusetts business trust, constitute the transacting of business. *See Nova Biomedical Corp. v. Moller*, 629 F.2d 190, 195 (1st Cir. 1980) (the sending of a letter charging patent infringement and threatening litigation confers personal jurisdiction in Massachusetts over the party sending the letter); *Micro Networks Corp. v. HIG Hightec, Inc.*, 195 F. Supp. 2d 255, 262 (D. Mass. 2001) (a shareholder's "letter threatening a lawsuit is a constituent part of its course of commercial conduct in the forum as a significant stockholder in a Massachusetts company"); *GSI Lumonics, Inc.*, 112 F. Supp. 2d at 110.

In addition, Bulldog's announced intention to nominate Goldstein and another Bulldog insider to RHR's Board of Trustees and to present a proposal to terminate the advisory agreement between RHR and its adviser at RHR's annual meeting in Newton, Massachusetts constitutes the transacting of business in Massachusetts. *See Micro Networks Corp.*, 195 F. Supp. 2d at 262 (a shareholder's participation in the corporate governance of a corporation in Worcester is evidence of "deliberate commercial contacts in Massachusetts"); *Scansoft, Inc. v. Smart*, 2003 U.S. Dist. LEXIS 23636, at *3-4 (D. Mass. 2003) (a defendant's participation as a director of a Massachusetts company is an important fact in the transacting business analysis).

The Defendants concede that the "mailing of correspondence and the initiation of telephone communication to the forum state" can be sufficient to establish jurisdiction under the Massachusetts long arm statute. Defendants' Memorandum at 9; *see Nova Biomedical Corp.*, 629 F.2d at 195 ("The mailing of a letter charging patent infringement and threatening litigation is clearly a 'purposeful' act by the defendant. And although such an action, by itself, represents but an isolated and transitory contact with the forum, that is all the [Massachusetts long arm] statute requires. . . .") (citing *Ross v. Ross*, 371 Mass. at 441); *JMTR Enters., LLC v. Duchin*, 42 F. Supp. 2d. 87, 95-96 (D. Mass. 1999) (communications sent to Massachusetts constitutes transacting business). Courts have found that far fewer business contacts than those present here can be sufficient to constitute transacting business for purposes of the Massachusetts long arm statute. *See, e.g., Hahn v. Vermont Law School*, 698 F.2d 48, 51-52 (1st Cir. 1983) (the mailing of law school application materials and a subsequent acceptance letter constitutes transacting business); *GSI Lumonics, Inc.*, 112 F. Supp. 2d at 110 (verbal threats of litigation from defendant's counsel, followed up with a letter sent to managers in Massachusetts, are sufficient for long arm jurisdiction). Here Bulldog's action concerning RHR continued for several months and involved buying a significant stake in RHR with the stated intention to affect RHR's Massachusetts business activities, sending seven letters into Massachusetts, threatening "expensive litigation or a proxy contest", demanding specific business actions by RHR (*e.g.*, a merger), proposing two nominees for election to RHR's Board, proposing to terminate RHR's advisory management contract with a Massachusetts company and coming into Massachusetts to give an interview with the *Boston Globe* about RHR (and other matters). In these actions, Goldstein acted for himself and on behalf of Kimball & Winthrop (as its President) and BIGP (of which Kimball & Winthrop is its investment adviser and managing partner). Accordingly, Goldstein, Kimball & Winthrop and BIGP have transacted business in Massachusetts within the meaning of the Massachusetts long arm statute governing the exercise of personal jurisdiction.

2. The Transacting Of Business By Goldstein, Kimball & Winthrop and BIGP Is Sufficient To Confer Jurisdiction Over All Defendants.

The remaining defendants are also subject to personal jurisdiction under the Massachusetts long arm statute based on the actions of BIGP, Kimball & Winthrop, and Goldstein, who manages or controls all of the Defendants.[3] Defendants Opportunity Fund, Full Value Fund, and Opportunity Plus Fund are all general partners of BIGP. Because BIGP and

[3] Defendant Goldstein is the President of Kimball & Winthrop, which is the managing partner of Opportunity Fund. Both of Kimball & Winthrop and Opportunity Fund are general partners of BIGP. Goldstein is also the managing member of Full Value Advisors and Spar Advisors, which are the general partners of Full Value Fund and Opportunity Plus Fund, respectively, and these two funds are themselves general partners of BIGP. Goldstein therefore controls or manages all of the identified partners of BIGP. Goldstein Decl. at ¶¶ 2-10 and Schedule 1 attached hereto.

Kimball & Winthrop (which is also a general partner in BIGP) are subject to personal jurisdiction in this action, jurisdiction is established over the other general partners. *Maker v. Bermingham*, 32 Mass. App. Ct. 971, 973 (1992) (jurisdiction over one partner establishes jurisdiction over other partners); *Kansallis Finance Ltd. v. Fern*, 421 Mass. 659, 668 n. 7 (1996) ("Partners are the general agents of each other while transacting the partnership business.") (quoting *Bachand v. Vidal*, 328 Mass. 97, 100 (1951)); M.G.L. ch. 223A, § 3 (personal jurisdiction over a party may be based on the acts of its agent); *see also Durkin v. Shea*, 957 F. Supp. 1360, 1366-67 (S.D.N.Y. 1997) (attributing the jurisdiction contacts of some partners to other partners because "under New York law, a partner is, in fact, an agent of his fellow partners").

The two remaining defendants, Full Value Advisors and Spar Advisors, are the managing general partners of Full Value Fund and Opportunity Plus Fund, respectively, so jurisdiction over them is proper as well. *See, e.g., Banta Corp. v. Hunter Publishing Ltd.*, 915 F. Supp. 80, 84 (E.D. Wis. 1995) ("Personal jurisdiction over a partnership has been found sufficient to establish personal jurisdiction over the general partners."); *Wichita Fed. Sav. & Loan v. Comark*, 586 F. Supp. 940, 943 (S.D.N.Y. 1984) ("[N]on-resident general partners may properly be sued in the courts of this state as a result of forum activities of a partnership.").[4]

**B. This Litigation Arises Out Of Bulldog's Business Activities In Massachusetts.**

Under the second part of the long arm analysis, jurisdiction is proper if the cause of action alleged arose from the business that a defendant transacted in Massachusetts. *Tatro v. Manor Care, Inc.*, 416 Mass. 763, 767 (1994). Like other provisions of the long arm statute,

[4] Although Goldstein states that he and BIGP are owners of the RHR shares, he has not disclosed whether the other Defendants also own RHR shares. *See* Goldstein Decl. at ¶ 12. If the Court is not persuaded that jurisdiction is established over any of these other Defendants, the Court should not dismiss any Defendant before allowing RHR to conduct discovery to determine the extent of each Defendant's contacts with Massachusetts and whether each owns any RHR shares. *See* Part III below.

"[t]he 'arising from' language is to be generously construed in favor of asserting personal jurisdiction." *JMTR Enters., LLC*, 42 F. Supp. 2d at 96 (citing *Lyle Richards Int'l, Ltd. v. Ashworth, Inc.*, 132 F.3d 111, 114 (1st Cir. 1997)). To satisfy this requirement, a plaintiff need not show that the cause of action arose *entirely* from the defendant's Massachusetts contacts, so long as the cause of action arose "at least in part, by virtue of [the] transaction of business in Massachusetts." *See Good Hope Indus., Inc. v. Ryder Scott Co.*, 378 Mass. 1, 6-7 (1979).

Here, RHR's lawsuit is directly related to Bulldog's conduct of business in Massachusetts. RHR's claims arise from Bulldog's shareholder activism directed toward RHR and Bulldog's refusal to comply with the Trust Agreement. Bulldog's correspondence with RHR gave rise to the controversies which are the subject of RHR's complaint. In its correspondence with RHR, Bulldog disputed the validity of the Ownership Limitation and this dispute is the subject matter of count I of RHR's complaint seeking a declaratory judgment that the Ownership Limitation is enforceable. *See* complaint, ¶¶ 53-57. In its correspondence with RHR, Bulldog also refused to provide information about its shares as required by the Trust Agreement, and count II of RHR's complaint seeks specific performance of these provisions of the Trust Agreement. *See* complaint, ¶¶ 58-62. In these circumstances, personal jurisdiction over Bulldog is proper. *See Fabiano v. Starnet Dev., Inc.*, No. 96-1543, 1996 Mass. Super. LEXIS 312, at *9 (D. Mass. 1996) (the "arising from" requirement was satisfied when plaintiff "filed this declaratory judgment action in response to the defendants' threats of litigation"); *Scansoft, Inc. v. Smart*, No. 03-10456-GAO, 2003 U.S. Dist. LEXIS 23636, at *4 (D. Mass. 2003) (finding corporation's action for declaration that former corporate director's stock options had expired arose from defendant's service on the board in Massachusetts); *Micro Networks Corp. v. HIG Hightec, Inc.*, 195 F. Supp. 2d 255, 262 (D. Mass. 2001) (finding that the dispute over the stockholder's rights as set forth in a stock purchase agreement arose in part from the shareholder's correspondence directed to Massachusetts); *Der-Tex Corp. v. Thatcher*, 815 F. Supp. 41, 42-43 (D. Mass. 1993) (finding that suit seeking declaration that plaintiff did not infringe defendant's patent arose from defendant's business contacts with forum, including telephone calls to plaintiff threatening litigation).[5]

## II. The Exercise Of Personal Jurisdiction Over Bulldog Satisfies The Requirements Of Constitutional Due Process.

The exercise of personal jurisdiction over a defendant satisfies the requirements of Constitutional due process if the defendant has "purposefully established 'minimum contacts' in the forum state" and the exercise of personal jurisdiction does not "offend 'traditional notions of fair play and substantial justice.'" *Tatro*, 416 Mass. at 772-73 (1994) (quoting *Burger King Corp. v. Rudzewicz*, 471 U.S. 462, 474 (1985) and *International Shoe Co. v. Washington*, 326 U.S. 310, 316 (1945)).

### A. Bulldog Has Had Purposeful Contacts With Massachusetts Sufficient To Warrant The Exercise Of Personal Jurisdiction.

As described above, Bulldog has had substantial contacts with Massachusetts, including, but not limited to: (i) Bulldog's purchase of shares of RHR, a Massachusetts business trust, for the purpose of engaging in shareholder activism; (ii) Bulldog's series of seven letters sent to RHR in Massachusetts making various demands and threatening litigation; (iii) Bulldog's stated intention to nominate Defendant Goldstein and another Bulldog executive for election as RHR

[5] The cases cited by Bulldog are distinguishable. *TX Media, Inc. v. Spice Entm't Cos., Inc.*, No. 98-0465B, 1998 Mass. Super. LEXIS 616 (Mass. Super. 1998), involved the breach of a contract that was negotiated and executed in New York for services to be rendered in New York and New Jersey. The court held that the alleged breach (which occurred in New York) did not arise out of defendant's incidental communications directed to the plaintiff's Massachusetts office. *Id.* at *9. *Fern v. Immergut* involved an action for contribution by a Massachusetts law firm (which had settled a malpractice claim) against a New York firm alleging that the firm was liable to its New York client. 55 Mass. App. Ct. 577 (2002). The court held that letters sent by the New York firm to the Massachusetts firm were insufficient to confer personal jurisdiction over the New York firm and that the alleged malpractice of the New York firm in connection with its New York client should be decided by the courts of New York. *Id.* at 581-83.

trustees; (iv) Bulldog's stated intention to make a shareholder proposal to terminate RHR's investment advisory contract with a Massachusetts company at RHR's annual shareholder meeting to be held in Newton, Massachusetts; (v) Bulldog's efforts to affect the management and policies of at least two other Massachusetts businesses (The First Years, Inc. and Putnam Tax Free Health Care Fund); (vi) Goldstein giving lectures and granting newspaper interviews in Massachusetts to promote Bulldog's business; and (vii) Bulldog's solicitation of Massachusetts residents to invest in Bulldog and its acceptance of an investment from at least one person who is a Massachusetts resident.

These facts show that Bulldog has purposefully availed itself of the privilege of conducting business in Massachusetts and of Massachusetts law. Bulldog is an activist investor who invests in companies throughout the United States. Bulldog selected RHR, a fund organized as a Massachusetts business trust and headquartered in Newton, Massachusetts, as one of its targets for shareholder activism. RHR's Trust Agreement (which is publicly available) makes clear that by investing in RHR, Bulldog became a party to the Trust and agreed to the terms of RHR's Trust Agreement, which is governed by Massachusetts law. O'Brien Aff. at ¶ 6 & Exhibit A; *see State Street Trust Co. v. Hall*, 311 Mass. 299, 306 (1942) (shareholders are bound by restrictions in the declaration of trust which define their interest in the trust); *cf. Boston Safe Deposit and Trust Co. v. North Attleborough Chapter of the Am. Red Cross*, 330 Mass. 114, 117 (1953) (a corporation's stock transfer restrictions are binding on its shareholder). By investing in RHR and attempting to influence the management of RHR, Bulldog has purposefully availed itself of Massachusetts laws. *See Micro Networks Corp.*, 195 F. Supp. 2d at 263 (a defendant's active participation in the governance of a company in Massachusetts shows purposeful use of the benefits of Massachusetts law).

Contrary to the assertions of the Defendants, this case bears no resemblance to cases where a plaintiff has attempted to assert personal jurisdiction over a passive, non-resident defendant shareholder of a Massachusetts corporation solely by virtue of share ownership. *See, e.g., Biopharma Capital, Ltd. v. Lydon*, No. 01-1926, 2002 Mass. Super. LEXIS 504, at *13 (Mass. Super. 2002) ("[The] ownership of stock in a Massachusetts corporation *without more* is not sufficient evidence of jurisdictional contact.") (emphasis added). Here, Bulldog is not a passive investor; rather, by its own admissions, its business is activist investing. *See* Hickey Aff. at Exhibits 3, 6, 8; O'Brien Aff. at ¶ 3. Moreover here, unlike in *Biopharma* or the other two cases cited by the Defendants, Bulldog's ownership of stock and its refusal to comply with the Trust Agreement are the subject matters of the case.[6]

Bulldog also has other contacts with Massachusetts which, taken together with its actions in connection with RHR, demonstrate substantial contacts in excess of the minimum required for due process.[7] According to the *Boston Globe* article, Bulldog has recently targeted two other Massachusetts companies. Goldstein, acting for all the Defendants, personally met in Boston with the Putnam Tax Free Health Care Fund to urge it to change its business policies. Goldstein also visited Massachusetts at least one other time in 2006 to give a lecture on activist investing and advertise Bulldog's business. O'Brien Aff. at Ex. H. *See Foster-Miller, Inc. v. Babcock &*

[6] None of the cases cited by the Defendants involves an action between a corporation or business trust and its shareholder(s) relating to rights incident to ownership of the shares. *Cf. Grimes v. Vitalink Communications Corp.*, 17 F.3d 1553, 1559-60 (3d Cir. 1994) (non-resident stockholder who tendered his shares to a Delaware corporation in response to a tender offer had the minimum contacts necessary to be subject to personal jurisdiction in Delaware in a case involving the rights incident to his share ownership); *American Greetings Corp. v. Cohn*, 839 F.2d 1164, 1170-71 (6th Cir. 1988) (finding jurisdiction over non-resident shareholder of Ohio corporation where shareholder had communicated with management, hired attorney and threatened litigation over amendment to charter).

[7] These contacts "are noteworthy as indicative of the defendant's intention to involve itself in Massachusetts commerce. . . . [and] supportive of the plaintiffs' contention that the defendant generally sought to engage in business activity in Massachusetts, and reasonably ought to be expected to defend itself here." *Good Hope Indus., Inc. v. Ryder Scott Co.*, 378 Mass. 1, 11 n.17 (1979).

*Wilcox Canada*, 46 F.3d 138, 145 (1st Cir. 1995) (faxing confidentiality agreement and attending one meeting in Massachusetts are sufficient contacts under the long arm statute and due process analysis).

Bulldog's contacts with Massachusetts also include the operation of an interactive website, *www.bulldoginvestors.com*, which is accessible by Massachusetts residents, and Bulldog has emailed solicitation materials to Massachusetts residents based on expressions of interest on this website. In recent years, several courts have concluded that the type of email solicitation from an interactive website which is conducted by Bulldog is sufficient to meet the minimum contacts required by due process. *See Venture Tape Corp. v. McGills Glass Warehouse*, 292 F. Supp. 2d 230, 232-33 (D. Mass. 2003) (interactive website plus "something more," such as knowing interaction with Massachusetts residents through the website, constitutes purposeful availment of the privilege of conducting business in Massachusetts); *Northern Light Tech., Inc. v. Northern Lights Club*, 97 F. Supp. 2d 96, 107 (D. Mass. 2000) (due process satisfied where defendant's web site evidenced "an intention to do business in Massachusetts"); *Hasbro, Inc. v. Clue Computing, Inc.*, 994 F. Supp. 34, 44 (D. Mass. 1997) (jurisdiction was proper over a defendant based, in part, on a website that could be continuously accessed by Massachusetts residents).

Goldstein's Declaration filed in support of the motion to dismiss repeatedly states that none of the Defendants solicits investors in Massachusetts and that none of the Defendants is registered with the Securities Division of the Massachusetts Secretary of State. Goldstein Decl. at ¶¶ 3-11. The manner of Bulldog's operation of its website, however, reveals that Bulldog regularly solicits investments into its hedge fund from Massachusetts residents and that Bulldog may be required to register and consent to jurisdiction in Massachusetts.

Under Massachusetts securities laws, it is generally unlawful to offer or sell any security in the Commonwealth unless the security is registered with the Massachusetts Securities Division or qualifies for an exemption. M. G. L. ch. 110A, § 301. So called "private placements" may be exempt from registration with the Massachusetts Securities Division if they meet the requirements of Rule 506 of Regulation D of the Federal Securities Act of 1993 ("Rule 506"), including the requirements relating to solicitation and advertising. *See* M. G. L. ch. 110A, § 401(b)(13); 950 Mass. Code Regs. 14.402(B)(13)(i).[8] Rule 506 prohibits any offer or sale of securities by means of any "general solicitation or general advertising." 17 C.F.R. §§ 230.502(c), 230.506(b)(1). Solicitations through a website will not violate this requirement if they are made only to "accredited investors" (generally investors with annual income in excess of $200,000 and net worth over $1 million). *See* 17 C.F.R. §§ 230.501(a) and (e); 230.506. Bulldog's website appears to violate the requirements of Rule 506 because it provides solicitation materials (including historical performance data, minimum investment requirements and fee information for Bulldog) without any pre-qualification based upon income, net worth or investment experience. *See* Hickey Aff. at ¶¶ 5-7; O'Brien Aff. at ¶ 18. The fact that Bulldog may be soliciting Massachusetts residents to invest in its hedge fund, but may not have complied with the corresponding registration requirements under Massachusetts law, should not serve as a means by which Bulldog can avoid jurisdiction. *See Central Maine Power Co. v. Federal Power*

---

[8] While there is another exemption for an offer directed to fewer than 25 persons within any one year period, M. G. L. ch. 110A, § 402(b)(9), an interactive website which is regularly available to all Massachusetts residents with access to a computer cannot qualify for that exemption.

*Comm'n*, 345 F.2d 875, 876 (1st Cir. 1965) (a required filing may be implied pursuant to rule that equity considers "done that which should have been done"). [9]

### B. The Exercise Of Jurisdiction Complies With Traditional Notions Of Fair Play And Substantial Justice.

RHR seeks to enforce a provision of a Trust Agreement for a Massachusetts business trust which is governed by Massachusetts law. It is appropriate for this issue to be litigated in the courts of Massachusetts. *See Tatro v. Manor Care, Inc.*, 416 Mass. 763, 773 (1994) (the due process inquiry includes consideration of "the forum State's interest in adjudicating the dispute"); *Micro Networks Corp. v. HIG Hightec, Inc.*, 195 F. Supp. 2d 255, 263 (D. Mass. 2001) ("Massachusetts has an interest in exercising jurisdiction over a suit involving the corporate governance of a Massachusetts based company"). Massachusetts has "a 'manifest interest' in providing its residents with a convenient forum for redressing injuries inflicted by out-of-state actors." *Tatro*, 416 Mass. at 773 (quoting *Burger King v. Rudzewicz*, 471 U.S. 462 (1985)).

There is no inherent unfairness about requiring the Defendants to litigate this case in Massachusetts. Bulldog's correspondence challenging the Ownership Limitation as unenforceable and threatening litigation or a proxy fight if RHR does not agree to Bulldog's demands demonstrate that Bulldog reasonably anticipated being subject to litigation in Massachusetts. Having taken these actions directed to RHR in Massachusetts -- in essence daring RHR to file suit – it is unreasonable for Bulldog to now claim that it would be unfair for this suit to proceed in Massachusetts. *See Balloon Boquets, Inc. v. Balloon Telegram Delivery,*

[9] The fact that Goldstein's Declaration admits that at least one Massachusetts resident has invested in the Bulldog hedge fund is further evidence that the Defendants should be subject to personal jurisdiction in Massachusetts. In order to qualify for exemption from registration in Massachusetts pursuant to Rule 506, a hedge fund must file, within ten days after the first investment by a Massachusetts resident, a Notice on Form D and a consent to jurisdiction in Massachusetts. 950 Mass. Code Regs. 14.402(B)(13)(i). The undersigned counsel has been informed by the Securities Division of the Massachusetts Secretary of State that there is no record of any Form D filing or any consent to jurisdiction by any of the Defendants.

*Inc.*, 18 Mass. App. Ct. 935, 936 (1984) (the exercise of personal jurisdiction is proper where the defendant's contacts with the state are "such that he should reasonably anticipate being haled into court there") (quoting *World-Wide Volkswagon Corp. v. Woodson*, 444 U.S. 286 (1980)).

As noted above, Goldstein regularly travels to Massachusetts in connection with Bulldog's activist investor business. *See* O'Brien Aff. at Exhibits G-H. Within three days after service of the complaint, Bulldog had retained counsel in both Massachusetts and New York to represent it in this matter. Bulldog's Massachusetts counsel, the law firm of Shapiro, Haber, and Urmy, has previously represented at least some of the Defendants in unrelated litigation *outside* Massachusetts.[10] Permitting this case to proceed will present no great burden to Bulldog, and certainly not a burden that could rise to the level of a denial of due process. *See Pritzker v. Yari*, 42 F.3d 53, 64 (1st Cir. 1994) (the burden upon a defendant of litigating in the forum state "is only meaningful where a party can demonstrate some kind of special or unusual burden").[11]

## III. RHR Should Be Permitted To Take Discovery Regarding The Extent Of The Defendants' Massachusetts Activities.

Defendants have not been forthcoming in their motion papers about the true nature and extent of their contacts with Massachusetts. As described above, Mr. Goldstein's Declaration in support of the Defendants' motion seems to intentionally omit references to his and Bulldog's activities in Massachusetts and it raises questions as to whether Bulldog's solicitation of Massachusetts residents should have required Bulldog to register with the Securities Division of the Massachusetts Secretary of State and consent to personal jurisdiction in Massachusetts.

---

[10] *See Opportunity Partners, L.P. v. Gabelli Global Multi, et. al*, Case No. 7:97-cv-06392-BDP (a case filed in the U.S. District Court for the Southern District of New York for which Mr. Shapiro and Mr. Hess-Mahan, lawyers in Massachusetts with the firm of Shapiro, Haber, & Urmy, were counsel of record for Opportunity Partners).

[11] In the November 16, 2006 *Boston Globe* article about Goldstein entitled "Agitating for a Living", Goldstein was quoted as saying in connection with RHR's lawsuit: "You have to look at the big picture. If you're going to be an activist, it comes with the territory." *See* O'Brien Aff. at ¶ 17 & Exhibit H.

Accordingly, in the event the Court determines that RHR has not made a *prima facie* showing of personal jurisdiction over any of the Defendants, RHR requests that it be allowed to take discovery of any such Defendant to establish the nature and extent of that Defendant's contacts with Massachusetts. *See Saint-Gobain Ceramics & Plastics, Inc. v. Happy Hewes*, No. 05-2030, 2006 Mass. Super. LEXIS 245 (Mass. Super. 2006) (denying the defendant's motion to dismiss without prejudice and allowing the plaintiff to conduct discovery to determine the nature and extent of the defendant's contacts with Massachusetts); *Knapp v. Utech Prods., Inc.*, No. 00-5046, 2001 Mass. Super. LEXIS 203 (Mass. Super. 2001) (the defendant's motion was denied without prejudice and the plaintiff was permitted to engage in discovery on the issue of personal jurisdiction).

## CONCLUSION

For the foregoing reasons, the Defendants' Motion To Dismiss For Lack Of Personal Jurisdiction should be denied. Bulldog has not requested a hearing in its motion papers, and RHR also suggests that, based upon the admissions in Mr. Goldstein's Declaration and the affidavits submitted by RHR, this matter may be decided without a hearing.

Respectfully submitted,

RMR HOSPITALITY AND REAL
ESTATE FUND

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

January 3, 2007

Certificate of Service

I certify that on January 3, 2007, I served a copy of the foregoing Plaintiff's Opposition to Defendants' Motion to Dismiss on the attorney of record for each other party by hand.

Justin J. Wolosz

# Schedule 1
# Organization of Bulldog Hedge Fund


Phillip Goldstein
President
Managing Member
Managing Member
Kimball & Winthrop, Inc.
Full Value Advisors, LLC
Spar Advisors, LLC
Adviser and Sole General Partner
Adviser and Sole General Partner
Opportunity Partners Limited Partnership
Full Value Partners Limited Partnership
Income Plus Fund Limited Partnership
Adviser and Managing General Partner*
General Partners
Bulldog Investors General Partnership

* Kimball & Winthrop serves as Adviser and Managing General Partner to both Bulldog Investors General Partnership and Opportunity Partners Limited Partnership

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

| | |
|---|---|
| RMR HOSPITALITY and REAL ESTATE FUND,<br>Plaintiff,<br><br>v.<br><br>BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL.<br><br>Defendants. | Civil Action No. 06-4054 |

**AFFIDAVIT OF THOMAS M. O'BRIEN IN SUPPORT OF**
**RHR'S OPPOSITION TO DEFENDANTS' MOTION TO DISMISS**

Thomas M. O'Brien, being first duly sworn, deposes and says:

1. I am the President of the RMR Hospitality and Real Estate Fund ("RHR"). Except as stated to be on information and belief, I have personal knowledge of the matters stated herein.

2. This is an action for declaratory judgment and specific performance by RHR, a mutual fund organized as a Massachusetts business trust and headquartered in Newton, Massachusetts, to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement") under Massachusetts law.

3. Upon information and belief, the Defendants (collectively the "Bulldog Defendants" or "Bulldog") operate an investment business commonly referred to as a "hedge fund", which is controlled by Defendant Goldstein. The Bulldog Defendants are self-described "shareholder activists", who target publicly traded closed end mutual funds, such as RHR.

Bulldog's business is to acquire a significant share position in a target fund, and then to pressure the Fund's management to take action, such as liquidation, a share buy back, a merger, or some other measure which may allow Bulldog to sell its shares at a profit. Bulldog's actions often result in the remaining shareholders being left with a financially weaker fund which has high expense ratios and which is less able to achieve its investment objectives.

4. RHR's Trust Agreement provides that, with certain exceptions not applicable to Bulldog, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares (the "Ownership Limitation"). The purpose of the Ownership Limitation is to limit the ability of certain shareholders to force RHR to act in a manner inconsistent with RHR's investment objectives. It also enables RHR to pursue its investment program of investing in real estate investment trusts, or REITs, which impose restrictions on their investors pursuant to applicable tax laws. *See* Trust Agreement, Article V, Section 2, attached hereto as Exhibit A.

5. The Trust Agreement contains a corrective mechanism to enforce the Ownership Limitation by providing that shares acquired in excess of the Ownership Limitation may be transferred to a charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary. *See* Exhibit A at Article V, Section 2.2 and Section 3.

6. The Trust Agreement also provides that, by purchasing shares of RHR, each shareholder assents, agrees, and becomes a party, to the terms of RHR's Trust Agreement. These terms include the Ownership Limitation. *See* Exhibit A at Article III, Section 8.

7. In 2006 Bulldog selected RHR as one of its target companies and began accumulating a significant share position in RHR.

8. In June 2006, Bulldog filed its first Section 13D filing with the Securities and Exchange Commission (the "SEC") reflecting its purchase of RHR shares. Bulldog stated in the filing that it purchased shares of RHR with the "intent[ion] to communicate with management" of RHR in Massachusetts with the goal of forcing RHR to take actions affecting RHR business in Massachusetts. A true and correct copy of the Schedule 13D filed June 5, 2006, is attached as Exhibit B.

9. Bulldog's most recent amended Schedule 13D filed with the SEC lists Defendant Bulldog Investors General Partnership as the beneficial owner of 368,400 shares, or more than 14 percent of RHR's outstanding stock. A true and correct copy of the Schedule 13D filed November 17, 2006, is attached as Exhibit C.

10. Upon learning of Bulldog's excess share ownership, I wrote to Bulldog on August 9, 2006 requesting that it reduce its share ownership or provide an explanation of why Bulldog should be excepted from the requirement of the Trust Agreement. Goldstein responded by letter dated August 15, 2006, which he signed as President of Kimball & Winthrop, the Managing General Partner of Bulldog Investors General Partnership. In his letter, Goldstein acknowledged the Trust Agreement's requirement, but claimed that it was not enforceable. His letter also requested a meeting with RHR management presumably in Newton, Massachusetts and threatened "expensive litigation or a proxy contest" unless RHR was willing to accede to Bulldog's demands. True and correct copies of the August 9 and August 15 letters are attached hereto as Exhibit D.

11. In the three months of correspondence that followed, Bulldog repeatedly refused RHR's request that Bulldog bring itself into compliance with the Trust Agreement by reducing its holdings of RHR and that it provide the street name and account where Bulldog's RHR shares

are held, so that RHR could implement the Trust's corrective mechanism. Instead, Goldstein continued to demand that RHR take certain actions or face litigation or a proxy fight. True and correct copies of the correspondence between myself for RHR and Goldstein for Bulldog dated August 25, September 25, October 17, October 21, October 31, November 3, November 8, November 9, and November 20 are attached hereto as Exhibit E.

12. In a letter dated November 6, 2006, Goldstein wrote to Jennifer Clark, the Secretary of RHR. In the letter, which Bulldog publicly filed with the SEC, Goldstein referred to Bulldog as RHR's "largest shareholder" and stated Bulldog's intention to nominate two trustees to RHR's Board of Trustees: himself and another Bulldog executive. Bulldog also stated its intention to present, at RHR's annual shareholder meeting in Newton, Massachusetts, a shareholder proposal to terminate RHR's contract with its investment adviser, RMR Advisors, Inc., a company based in Newton, Massachusetts which has employees in Massachusetts. True and correct copies of this letter and the follow up correspondence between Goldstein for Bulldog and Ms. Clark for RHR dated November 16, November 20 and November 27 are attached hereto as Exhibit F.

13. On November 13, 2006, RHR filed this lawsuit seeking a declaratory judgment that Bulldog is in violation of the Ownership Limitation and specific performance of the corrective provisions of the Trust Agreement.

14. On information and belief, Goldstein traveled to Boston in June 2006 to advertise Bulldog's business by giving a lecture about Bulldog's investment approach. During his speech in a Fenway Park conference center, Goldstein openly credited himself and Bulldog with "pioneer[ing] a new wave of activism in closed end funds." *See* print out of internet description of Goldstein's participation in this activity which is attached hereto as Exhibit G.

15. In a November 16, 2006 *Boston Globe* article, entitled "Agitating for a Living", Goldstein describes Bulldog's activist investing in a personal interview with a *Globe* columnist apparently designed to publicize Bulldog's activities in Massachusetts, including activities with regard to RHR. A true and correct copy of the article is attached hereto as Exhibit H.

16. The November 16, 2006 *Globe* article states that Bulldog has targeted other Massachusetts companies, including: (i) The First Years, Inc., a company located in Avon, Massachusetts where Bulldog has fought with management of that company to "get the stock moving"; and (ii) another Massachusetts closed end mutual fund, the Putnam Tax-Free Health Care Fund, where Goldstein reportedly personally met with officials in Boston to urge them to change the nature of that fund's business.

17. In the *Globe* article, Goldstein is reported to have said that Bulldog is not particularly inconvenienced by conducting the present litigation with RHR: "You have to look at the big picture. If you're going to be an activist, it comes with the territory."

18. I have reviewed the Affidavit of Brendan Hickey which is to be filed simultaneously with my affidavit including the materials sent to Mr. Hickey by the stock broker, Mr. Samuels. Based upon my experience and observation of business practices in the financial management services industry, I believe that the materials sent to Mr. Hickey by the stock broker Mr. Samuels are generally considered to be investor solicitation materials. This is especially so because these materials include detailed historical performance data and describe minimum investment requirements and fees charged by Bulldog. I understand that it is improper to send this type of solicitation materials to Massachusetts residents unless the offering is registered with the federal Securities and Exchange Commission and the Securities Division of the Massachusetts Secretary of State or unless the recipients of such offerings are prequalified as

"qualified purchasers" or "accredited investors" based upon the recipients' annual income, net worth and/or investment experience.

Signed upon the penalties of perjury this 29th day of December, 2006.

Thomas M. O'Brien

Commonwealth of Massachusetts

Middlesex, ss. December 29, 2006

Thomas M. O'Brien, a person known to me, appeared before me, read the foregoing affidavit, swore that all his statements in said affidavit are true, except those statements made upon information and belief which statements he believes to be true, and affixed his signature above, all in my presence this on December 29, 2006.

Name:
Notary Public
My Commission Expires: 6/26/2009

JILL M. BJORKMAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 6/26/2009

## Certificate of Service

I certify that on January 3, 2007, I served a copy of the foregoing Affidavit of Thomas M. O'Brien In Support Of RHR's Opposition To Defendants' Motion To Dismiss on the attorney of record for each other party by hand.

Justin J. Wolosz

RECEIVED

JAN 27 2004

SECRETARY OF THE COMMONWEALTH
CORPORATIONS DIVISION

# RMR HOSPITALITY AND REAL ESTATE FUND

## AGREEMENT AND DECLARATION OF TRUST

**January 27, 2004**

Trustees decision and to permit the Shareholder(s) to proceed with the proposed court action, proceeding or suit shall be a majority of the outstanding Shares, series or class or group which are affected by the proposed court action, proceeding or suit. For purposes of this Section 7, the term "Shareholder" or "Shareholders" includes a former Shareholder or former Shareholders.

Section 8. Status of Shares and Limitation of Personal Liability. Shares shall be deemed to be personal property giving only the rights provided in this Declaration and the Bylaws. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms of this Declaration and the Bylaws and to have become a party hereto and thereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares afford Shareholders the status of partners of the Trust. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust, shall have any power to bind personally any Shareholder, nor except as specifically provided herein to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

## ARTICLE IV

## THE TRUSTEES

Section 1. Number and Classes of Trustees and Term of Office. The Trustees who are signatories to this Declaration on the date hereof, and such other persons as the Trustee or Trustees then in office shall (prior to any sale of Shares pursuant to a public offering) elect, shall serve until the first meeting of Shareholders at which Trustees of his or her Class (as defined below) are elected and until his or her successor is elected and qualified, or until he or she sooner dies, resigns, retires, or is disqualified or removed from office. Subject to the voting powers of one or more classes or series of Shares as set forth in the Bylaws, the number of Trustees shall be such number as shall be fixed from time to time by the Trustees; provided, however, that the number of Trustees shall in no event be less than three (3) from and after the date when Shares are first sold pursuant to a public offering.

An initial annual meeting of Shareholders or special meeting in lieu thereof shall be called to be held not more than eighteen months after Shares are first sold pursuant to a public offering; subsequent annual meetings of Shareholders or special meetings in lieu thereof (each an "annual meeting") shall be held as specified in the Bylaws. Prior to any sale of Shares pursuant to a public offering, the Trustees shall be classified, with respect to the time for which they severally hold office, into the following three classes (each a "Class"): Class I, whose term expires at the initial annual meeting; Class II, whose term expires at the next succeeding annual meeting after the initial annual meeting (the "second annual meeting"); and Class III, whose term expires at the next succeeding annual meeting after the second annual meeting. Each Class shall consist of at least one Trustee. At each annual meeting beginning with the initial annual meeting,

(ii) any corporation, trust, association or other Person with which an advisory, sub-advisory or management contract or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract may have been or may hereafter be made also has an advisory, sub-advisory or management contract, or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract with one or more other corporations, trusts, associations or other Persons, or has other business or interests, including competitive business or interests,

shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

## ARTICLE V

## RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 1. Definitions. For the purpose of this Article V, the following terms shall have the following meanings:

Affiliate. The term "Affiliate" shall mean, with respect to any Person, another Person controlled by, controlling or under common control with such Person.

Aggregate Share Ownership Limit. The term "Aggregate Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the aggregate of the outstanding Equity Shares. The vote and value of the outstanding Equity Shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

AMEX. The term "AMEX" shall mean the American Stock Exchange.

Beneficial Ownership. The term "Beneficial Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

Business Day. The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Charitable Beneficiary. The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 3.5 of this Article V, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections

170(b)(1)(A), 2055 and 2522 of the Code. If the Code shall cease to so define a charitable organization, "Charitable Beneficiary" shall mean an entity organized to do work for charitable purposes and not for profit.

Charitable Trust. The term "Charitable Trust" shall mean any trust provided for in Section 3.1 of this Article V.

Charitable Trustee. The term "Charitable Trustee" shall mean a Person unaffiliated with the Trust and unaffiliated with the Prohibited Owner, that is appointed by a majority of the Trustees to serve as trustee of the Charitable Trust.

Common Share Ownership Limit. The term "Common Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the outstanding common Equity Shares of the Trust, in the aggregate for all classes and series of common shares or by each separate class or series of common shares (whichever is more restrictive). The vote and value of outstanding common shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

Constructive Ownership. The term "Constructive Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner", "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

Equity Shares. The term "Equity Shares" shall mean all Shares of all classes and series, including, without limitation, common Shares and preferred Shares.

Excepted Holder. The term "Excepted Holder" shall mean a shareholder of the Trust for whom an Excepted Holder Limit is created by this Article V or by the Trustees pursuant to Section 2.7 of this Article V.

Excepted Holder Limit. The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Trustees pursuant to Section 2.7 of this Article V, the percentage limit established by the Trustees pursuant to Section 2.7 of this Article V.

Initial Date. The term "Initial Date" shall mean the date upon which this Declaration containing this Article V is filed with the Secretary of the Commonwealth of Massachusetts.

Investee. The term "Investee" shall mean a Person whose shares or other equity are owned by the Trust.

Market Price. The term "Market Price" on any date shall mean, with respect to any class or series of outstanding Equity Shares, the Closing Price for such Equity Shares on such date. The "Closing Price" on any date shall mean the last sale price for such Equity Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Equity Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the AMEX or, if such Equity Shares are not listed or admitted to trading on the AMEX, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Equity Shares are listed or admitted to trading or, if such Equity Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Equity Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Equity Shares selected by the Trustees or, in the event that no trading price is available for such Equity Shares, the fair market value of Equity Shares, as determined in good faith by the Trustees.

Prohibited Owner. The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 2.1 of this Article V, would Beneficially Own or Constructively Own Equity Shares in violation of the limits of such Section 2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of Equity Shares that the Prohibited Owner would have so owned.

REIT. The term "REIT" shall mean a "real estate investment trust" within the meaning of Section 856 of the Code.

Transfer. The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Equity Shares or the right to vote or receive dividends on Equity Shares, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Equity Shares or any interest in Equity Shares or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Equity Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

Section 2. Equity Shares.

Section 2.1 Ownership Limitations. From and after the Initial Date:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other



{B0257419; 2}

than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own common Equity Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Equity Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares to the extent that such Beneficial Ownership or Constructive Ownership of Equity Shares would result in (1) the Trust being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (2) any Investees that are otherwise REITs failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Trust or any Investees that are otherwise REITs, as the case may be, owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by such Investees that are otherwise REITs or any of their respective Affiliates, as the case may be, from such tenant would cause any such Investees that are otherwise REITs to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) Subject to Section 9 of Article X, notwithstanding any other provisions contained herein, any Transfer of Equity Shares (whether or not such Transfer is the result of a transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in Equity Shares being Beneficially Owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Equity Shares.

(b) Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of Section 2.1(a)(i), (ii) or (iii) of this Article V,

(i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i), (ii) or (iii) of this Article V (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Equity Shares; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 2.1(a)(i), (ii) or (iii) of this Article V, then the Transfer of that number of Equity Shares that otherwise would cause any Person to violate Section 2.1(a)(i), (ii) or

(iii) of this Article V shall be void ab initio, and the intended transferee shall acquire no rights in such Equity Shares.

Section 2.2 Remedies for Breach. If the Trustees or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 2.1 of this Article V or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Equity Shares in violation of Section 2.1 of this Article V (whether or not such violation is intended), the Trustees or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Trust to redeem Equity Shares, refusing to give effect to such Transfer on the books of the Trust or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events in violation of Section 2.1 of this Article V shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Trustees or a committee thereof.

Section 2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Equity Shares that will or may violate Section 2.1(a) of this Article V, or any Person who would have owned Equity Shares that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 2.1(b) of this Article V, shall immediately give written notice to the Trust of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer.

Section 2.4 Owners Required To Provide Information. From and after the Initial Date:

(a) every owner (through actual ownership, Beneficial Ownership, and Constructive Ownership) of more than five percent (or such lower percentage as required by the Code or the treasury regulations promulgated thereunder) of any series or any class of outstanding Equity Shares shall, within 30 days after the end of each taxable year, give written notice to the Trust stating the name and address of such owner, the number of Equity Shares actually owned and the number of Equity Shares Beneficially Owned or Constructively Owned, and a description of the manner in which such shares are held. Each such owner shall provide to the Trust such additional information as the Trust may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the status of any Investee as a REIT and to ensure compliance with the Aggregate Share Ownership Limit and the Common Share Ownership Limit.

(b) each Person who is a Beneficial Owner or Constructive Owner of Equity Shares and each Person (including the Shareholder of record) who is holding Equity Shares for a Beneficial Owner or Constructive Owner shall provide to the Trust such information as the Trust may request, in good faith, in order to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Section 2.5 Remedies Not Limited. Nothing contained in this Section 2 of this Article V shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to protect the Trust and the interests of its shareholders in preserving any Investee's status as a REIT or to enforce the limitation in Section 2.1 of this Article V for other purposes which the Trustees deem advisable.

Section 2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 2, Section 3 of this Article V or any definition contained in Section 1 of this Article V, the Trustees shall have the power to determine the application of the provisions of this Section 2 or Sections 1 or 3 of this Article V with respect to any situation based on the facts known to them. In the event Sections 1, 2 or 3 of this Article V require an action by the Trustees and this Declaration fails to provide specific guidance with respect to such action, the Trustees with the advice of counsel shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 1, 2 or 3 of this Article V.

Section 2.7 Exceptions.

(a) The Trustees, in their sole discretion, may exempt a Person from one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, as the case may be, and may (but are not required to) establish or increase an Excepted Holder Limit for such Person. As part of establishing or increasing such Excepted Holder Limit, the Trustees may (but are not required to) obtain from such person:

(i) an agreement that any violation or attempted violation of its Excepted Holder Limit (or other action which is contrary to the restrictions contained in Sections 2.1 through 2.6 of this Article V) will result in such Equity Shares being automatically transferred to a Charitable Trust in accordance with Sections 2.1(b) and 3 of this Article V; and,

(ii) a voting trust or other undertakings which satisfy the Trustees that such Person will not attempt to exert undue influence or control over the Trust.

(b) Prior to granting any exception pursuant to Section 2.7(a) of this Article V, the Trustees may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Trustees in their sole discretion, as they may deem necessary or advisable in order to determine or ensure any Investee's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Trustees may impose such conditions or restrictions as they deem appropriate in connection with granting such exception.

(c) In determining whether to grant any exemption pursuant to Section 2.7(a) of this Article V, the Trustees may consider, among other factors, (i) the general reputation and moral character of the Person requesting an exemption, (ii) whether ownership of shares would be direct or through ownership attribution, (iii) whether the

Person's ownership of shares would adversely affect any Investee's ability to acquire additional properties or additional investments in other issuers, (iv) whether granting an exemption for the Person requesting an exemption would adversely affect any of the Trust's existing contractual arrangements, and (v) whether the Person to whom the exemption would apply is attempting to change control of the Trust or affect its policies in a way which the Trustees consider adverse to the best interest of the Trust or its Shareholders.

(d) An underwriter which participates in a public offering or a private placement of Equity Shares (or securities convertible into or exchangeable for Equity Shares) may Beneficially Own or Constructively Own Equity Shares (or securities convertible into or exchangeable for Equity Shares) in excess of one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, but only to the extent necessary to facilitate such public offering or private placement.

(e) The Trustees may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder.

Section 2.8 Legend. If certificates for Equity Shares are issued, each such certificate shall bear substantially the following legend:

> The shares evidenced by this certificate are subject to restrictions on Beneficial Ownership, Constructive Ownership and Transfer. Subject to certain further restrictions and except as expressly provided in the Trust's Declaration of Trust, no Person may Beneficially Own or Constructively Own Equity Shares of the Trust in excess of 9.8 percent (in vote or value) of the total outstanding Equity Shares or total outstanding common Shares of the Trust, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable). If any of the restrictions on transfer or ownership are violated, the Equity Shares represented hereby will be automatically transferred to a Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Trust's Declaration of Trust, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Equity Shares of the Trust upon request.

Instead of the foregoing legend, the certificate may contain an alternate legend providing notice of the restrictions on ownership and transfer as in effect and as may be approved by the Trustees.

Section 3. Transfer of Equity Shares in Trust.

Section 3.1 Ownership in Trust. Upon any purported Transfer or other event described in Section 2.1(b) of this Article V that would result in a transfer of Equity Shares to a Charitable Trust, such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 2.1(b) of this Article V. Each Charitable Beneficiary shall be designated as provided in Section 3.5 of this Article V.

Section 3.2 Status of Shares Held by the Charitable Trustee. Equity Shares held by the Charitable Trustee shall be issued and outstanding Equity Shares of the Trust. The Prohibited Owner shall have no rights in the shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares or other property held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust.

Section 3.3 Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to Equity Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee shall be paid by such Prohibited Owner with respect to such Equity Shares to the Charitable Trustee upon demand and any dividend or other distribution declared but unpaid shall be paid by the Trust when due to the Charitable Trustee. Any dividends or distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Charitable Trust and effective as of the date that Equity Shares have been deemed transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Trust has already taken irreversible trust action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article V, until the Trust has received notification that Equity Shares have been deemed transferred into a Charitable Trust, the Trust shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

Section 3.4 Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V. Upon such sale, the interest of the Charitable

Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Charitable Trust and (2) the net sale proceeds received by the Charitable Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Trust that Equity Shares have been transferred to the Charitable Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 3.4, such excess shall be paid to the Charitable Trustee upon demand.

Section 3.5 Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Trustees shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that Equity Shares held in the Charitable Trust would not violate the restrictions set forth in Section 2.1(a) of this Article V in the hands of such Charitable Beneficiary.

Section 4. Enforcement. The Trust or the Trustees are authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article V.

Section 5. Non-Waiver. No delay or failure on the part of the Trust or the Trustees in exercising any right hereunder shall operate as a waiver of any right of the Trust or the Trustees, as the case may be, except to the extent specifically waived in writing.

Section 6. Continued Effect. The provisions of this Article V shall continue in full force and effect indefinitely, regardless of whether or not the Trust qualifies as a REIT.

## ARTICLE VI

## SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 1. General. Except as otherwise provided in this Article VI or elsewhere in this Declaration, Shareholders shall have such power to vote as is provided for in, and shall and may hold meetings and take actions pursuant to, the provisions of the Bylaws.

Section 2. Voting Powers as to Certain Transactions. (a) Except as otherwise provided in paragraph (b) of this Section 2, the affirmative vote or consent of at least a majority of the Trustees of the Trust then in office and at least seventy-five percent (75%) of the Shares outstanding and entitled to vote (by class or series or in combination as may be established in the Bylaws or by the Trustees) shall be necessary to authorize any of the following actions:

# RMR HOSPITALITY & REAL ESTATE FUND (RHR)

400 CENTRE STREET
NEWTON, MA 02458

# SC 13D

**Filed on 06/05/2006**
File Number 005-81343

GSI

LIVEDGAR Information Provided by Global Securities Information, Inc.
[illegible]
www.gsionline.com

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/24/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

156,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

156,000

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

156,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.27%

14. TYPE OF REPORTING PERSON

IA

---

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of
RMR Hospitality & Real Estate Fund ("RHR").The principal

executive offices of RHR are located at 400 Centre Street, Newton, MA 02458.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from BIGP.

ITEM 4. PURPOSE OF TRANSACTION
BIGP believes the issuer?s stock is undervalued in relation to its intrinsic value and intends to communicate with management with the object of eliminating the discount to net asset value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on 2/24/2006 there were 2,485,000 shares of RHR outstanding as of 2/10/06. The percentage set forth in item 5 was derived using such number.

BIGP beneficially own an aggregate of 156,000 shares of RHR or 6.27% of the outstanding shares.

Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were purchased (there were no sales):

4/4/2006 BUY 8,000 19.9
4/4/2006 BUY 5000 19.91
4/4/2006 BUY 2,000 19.9
4/17/2006 BUY 3,000 18.92
4/17/2006 BUY 2,000 18.92
5/16/2006 BUY 20,400 18.8
5/16/2006 BUY 8600 18.8
5/17/2006 BUY 4,600 18.5
5/16/2006 BUY 22,000 18.75
5/16/2006 BUY 3,000 18.75
5/17/2006 BUY 1,150 18.5
5/17/2006 BUY 850 18.5
5/16/2006 BUY 4,000 18.75
5/17/06 BUY 10000 18.6
5/18/2006 BUY 100 18.5

5/19/2006 BUY 6,000 18.5
5/23/2006 BUY 15,000 18.56
5/23/2006 BUY 6,000 18.56
5/23/2006 BUY 2,300 18.56
5/23/2006 BUY 2000 18.55
5/23/2006 BUY 3,500 18.56
5/23/06 BUY 3800 18.55
5/23/06 BUY 3100 18.6
5/23/06 BUY 1900 18.59
5/24/2006 BUY 2,000 18.5
5/24/2006 BUY 5,300 18.5
5/24/2006 BUY 1,500 18.5
5/24/2006 BUY 2,000 18.5
5/24/2006 BUY 1,000 18.5
6/1/2006 BUY 1,300 18.8

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/2/06

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

# RMR HOSPITALITY & REAL ESTATE FUND (RHR)

400 CENTRE STREET
NEWTON, MA 02458

# SC 13D/A

**Filed on 11/17/2006**
File Number 005-81343

GSI

LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/14/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

368,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

368,400

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

368,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.82%

14. TYPE OF REPORTING PERSON

IA

---

This statement constitutes amendment No.3 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Management of RHR has rejected numerous requests by the reporting persons to discuss measures to address RHR's persistent discount. As a result of these rejections, the reporting persons publicly announced its intention to nominate directors for election at the next annual meeting and to propose that shareholders vote to terminate RHR's advisory agreement with RMR Advisors, Inc. RHR then filed a lawsuit whose primary purpose appears to be to protect RMR's management fees (see Exhibit 1).

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/06

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) RMR Hospitality & Real Estate Fund Sues Its Largest Shareholder (AMEX: RHR)

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)--November 14, 2006-- Bulldog Investors General Partnership ("BIGP"), the largest shareholder of RMR Hospitality & Real Estate Fund ("RHR") today announced that RHR has sued BIGP to enforce a purported ownership limitation on RHR's stock. RHR's lawsuit was filed after BIGP publicly announced its intention to nominate directors for an election at the next annual meeting and to propose shareholders vote to terminate RHR's advisory agreement with RMR Advisors, Inc.

Phillip Goldstein, a principal of BIGP, commented:

We believe that RHR imposes a limitation that is not in the best interest of its shareholders and is discriminatory because RMR Advisors is exempt from the provision. After we brought this concern to management's attention, Thomas M. O'Brien, RHR's President and a principal of RMR Advisors advised us that "shareholder democracy" is "inappropriate" for RHR and is incompatible with its business plan.

The Investment Company Act of 1940 has a policy to prevent investment companies like RHR from issuing stock that has unequal voting rights or contains inequitable or discriminatory provisions. Ignoring the policies of the Investment Company Act of 1940, the RHR's board adopted a provision in its Agreement and Declaration of Trust that bars anyone other than RMR Advisors or its affiliates from acquiring more than 9.8% of RHR's shares.

Mr. Goldstein added: "We are hopeful that the court will take a more hospitable view of shareholder rights than Mr. O'Brien. The primary purpose of management's tactics including this lawsuit is pretty obvious."

Contact: Phillip Goldstein, Bulldog Investors General Partnership 914-747-5262

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

August 9, 2006

Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Gentlemen:

It has come to my attention that on August 1, 2006 you filed at the S.E.C. a form 13D/A which indicates ownership of 13.18% of the shares of RMR Hospitality and Real Estate Fund.

The Agreement and Declaration of Trust of RMR Hospitality and Real Estate Fund generally prohibits ownership by any one person or more than 9.8% of the Fund's shares. A copy of the Agreement and Declaration has been appropriately filed at the S.E.C. and in the Massachusetts Secretary of State's office, and a copy of the relevant sections is enclosed with this letter.

Please respond immediately as to how you intend to bring your holdings into compliance with the requirement of the Agreement and Declaration or on what basis you believe the Trustees of the Fund should consider making you an "Excepted Holder" as defined in the Fund's Agreement and Declaration.

If you have any questions about this matter, you or your attorney should contact the Fund's attorney, Robert Hickey, Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC, (direct dial 202-775-1205).

Thank you in advance for your anticipated cooperation.

Sincerely,

Thomas M. O'Brien
President

(ii) any corporation, trust, association or other Person with which an advisory, sub-advisory or management contract or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract may have been or may hereafter be made also has an advisory, sub-advisory or management contract, or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract with one or more other corporations, trusts, associations or other Persons, or has other business or interests, including competitive business or interests,

shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

## ARTICLE V

## RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 1. Definitions. For the purpose of this Article V, the following terms shall have the following meanings:

Affiliate. The term "Affiliate" shall mean, with respect to any Person, another Person controlled by, controlling or under common control with such Person.

Aggregate Share Ownership Limit. The term "Aggregate Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the aggregate of the outstanding Equity Shares. The vote and value of the outstanding Equity Shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

AMEX. The term "AMEX" shall mean the American Stock Exchange.

Beneficial Ownership. The term "Beneficial Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

Business Day. The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Charitable Beneficiary. The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 3.5 of this Article V, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections





09/28/06 10:49 FAX 617 332 2261 HRPT 012

170(b)(1)(A), 2055 and 2522 of the Code. If the Code shall cease to so define a charitable organization, "Charitable Beneficiary" shall mean an entity organized to do work for charitable purposes and not for profit.

Charitable Trust. The term "Charitable Trust" shall mean any trust provided for in Section 3.1 of this Article V.

Charitable Trustee. The term "Charitable Trustee" shall mean a Person unaffiliated with the Trust and unaffiliated with the Prohibited Owner, that is appointed by a majority of the Trustees to serve as trustee of the Charitable Trust.

Common Share Ownership Limit. The term "Common Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the outstanding common Equity Shares of the Trust, in the aggregate for all classes and series of common shares or by each separate class or series of common shares (whichever is more restrictive). The vote and value of outstanding common shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

Constructive Ownership. The term "Constructive Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner", "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

Equity Shares. The term "Equity Shares" shall mean all Shares of all classes and series, including, without limitation, common Shares and preferred Shares.

Excepted Holder. The term "Excepted Holder" shall mean a shareholder of the Trust for whom an Excepted Holder Limit is created by this Article V or by the Trustees pursuant to Section 2.7 of this Article V.

Excepted Holder Limit. The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Trustees pursuant to Section 2.7 of this Article V, the percentage limit established by the Trustees pursuant to Section 2.7 of this Article V.

Initial Date. The term "Initial Date" shall mean the date upon which this Declaration containing this Article V is filed with the Secretary of the Commonwealth of Massachusetts.

Investee. The term "Investee" shall mean a Person whose shares or other equity are owned by the Trust.

Market Price. The term "Market Price" on any date shall mean, with respect to any class or series of outstanding Equity Shares, the Closing Price for such Equity Shares on such date. The "Closing Price" on any date shall mean the last sale price for such Equity Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Equity Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the AMEX or, if such Equity Shares are not listed or admitted to trading on the AMEX, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Equity Shares are listed or admitted to trading or, if such Equity Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Equity Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Equity Shares selected by the Trustees or, in the event that no trading price is available for such Equity Shares, the fair market value of Equity Shares, as determined in good faith by the Trustees.

Prohibited Owner. The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 2.1 of this Article V, would Beneficially Own or Constructively Own Equity Shares in violation of the limits of such Section 2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of Equity Shares that the Prohibited Owner would have so owned.

REIT. The term "REIT" shall mean a "real estate investment trust" within the meaning of Section 856 of the Code.

Transfer. The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Equity Shares or the right to vote or receive dividends on Equity Shares, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Equity Shares or any interest in Equity Shares or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Equity Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

Section 2. <u>Equity Shares</u>.

Section 2.1 <u>Ownership Limitations</u>. From and after the Initial Date:

(a) <u>Basic Restrictions</u>.

(i) (1) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own common Equity Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Equity Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares to the extent that such Beneficial Ownership or Constructive Ownership of Equity Shares would result in (1) the Trust being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (2) any Investees that are otherwise REITs failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Trust or any Investees that are otherwise REITs, as the case may be, owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by such Investees that are otherwise REITs or any of their respective Affiliates, as the case may be, from such tenant would cause any such Investees that are otherwise REITs to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) Subject to Section 9 of Article X, notwithstanding any other provisions contained herein, any Transfer of Equity Shares (whether or not such Transfer is the result of a transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in Equity Shares being Beneficially Owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void <u>ab initio</u>, and the intended transferee shall acquire no rights in such Equity Shares.

(b) <u>Transfer in Trust</u>. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of Section 2.1(a)(i), (ii) or (iii) of this Article V,

(i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i), (ii) or (iii) of this Article V (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Equity Shares; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 2.1(a)(i), (ii) or (iii) of this Article V, then the Transfer of that number of Equity Shares that otherwise would cause any Person to violate Section 2.1(a)(i), (ii) or





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(iii) of this Article V shall be void ab initio, and the intended transferee shall acquire no rights in such Equity Shares.

Section 2.2 Remedies for Breach. If the Trustees or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 2.1 of this Article V or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Equity Shares in violation of Section 2.1 of this Article V (whether or not such violation is intended), the Trustees or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Trust to redeem Equity Shares, refusing to give effect to such Transfer on the books of the Trust or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events in violation of Section 2.1 of this Article V shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Trustees or a committee thereof.

Section 2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Equity Shares that will or may violate Section 2.1(a) of this Article V, or any Person who would have owned Equity Shares that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 2.1(b) of this Article V, shall immediately give written notice to the Trust of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer.

Section 2.4 Owners Required To Provide Information. From and after the Initial Date:

(a) every owner (through actual ownership, Beneficial Ownership, and Constructive Ownership) of more than five percent (or such lower percentage as required by the Code or the treasury regulations promulgated thereunder) of any series or any class of outstanding Equity Shares shall, within 30 days after the end of each taxable year, give written notice to the Trust stating the name and address of such owner, the number of Equity Shares actually owned and the number of Equity Shares Beneficially Owned or Constructively Owned, and a description of the manner in which such shares are held. Each such owner shall provide to the Trust such additional information as the Trust may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the status of any Investee as a REIT and to ensure compliance with the Aggregate Share Ownership Limit and the Common Share Ownership Limit.

(b) each Person who is a Beneficial Owner or Constructive Owner of Equity Shares and each Person (including the Shareholder of record) who is holding Equity Shares for a Beneficial Owner or Constructive Owner shall provide to the Trust such information as the Trust may request, in good faith, in order to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Section 2.5 Remedies Not Limited. Nothing contained in this Section 2 of this Article V shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to protect the Trust and the interests of its shareholders in preserving any Investee's status as a REIT or to enforce the limitation in Section 2.1 of this Article V for other purposes which the Trustees deem advisable.

Section 2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 2, Section 3 of this Article V or any definition contained in Section 1 of this Article V, the Trustees shall have the power to determine the application of the provisions of this Section 2 or Sections 1 or 3 of this Article V with respect to any situation based on the facts known to them. In the event Sections 1, 2 or 3 of this Article V require an action by the Trustees and this Declaration fails to provide specific guidance with respect to such action, the Trustees with the advice of counsel shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 1, 2 or 3 of this Article V.

Section 2.7 Exceptions.

(a) The Trustees, in their sole discretion, may exempt a Person from one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, as the case may be, and may (but are not required to) establish or increase an Excepted Holder Limit for such Person. As part of establishing or increasing such Excepted Holder Limit, the Trustees may (but are not required to) obtain from such person:

(i) an agreement that any violation or attempted violation of its Excepted Holder Limit (or other action which is contrary to the restrictions contained in Sections 2.1 through 2.6 of this Article V) will result in such Equity Shares being automatically transferred to a Charitable Trust in accordance with Sections 2.1(b) and 3 of this Article V; and,

(ii) a voting trust or other undertakings which satisfy the Trustees that such Person will not attempt to exert undue influence or control over the Trust.

(b) Prior to granting any exception pursuant to Section 2.7(a) of this Article V, the Trustees may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Trustees in their sole discretion, as they may deem necessary or advisable in order to determine or ensure any Investee's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Trustees may impose such conditions or restrictions as they deem appropriate in connection with granting such exception.

(c) In determining whether to grant any exemption pursuant to Section 2.7(a) of this Article V, the Trustees may consider, among other factors, (i) the general reputation and moral character of the Person requesting an exemption, (ii) whether ownership of shares would be direct or through ownership attribution, (iii) whether the

Person's ownership of shares would adversely affect any Investee's ability to acquire additional properties or additional investments in other issuers, (iv) whether granting an exemption for the Person requesting an exemption would adversely affect any of the Trust's existing contractual arrangements, and (v) whether the Person to whom the exemption would apply is attempting to change control of the Trust or affect its policies in a way which the Trustees consider adverse to the best interest of the Trust or its Shareholders.

(d) An underwriter which participates in a public offering or a private placement of Equity Shares (or securities convertible into or exchangeable for Equity Shares) may Beneficially Own or Constructively Own Equity Shares (or securities convertible into or exchangeable for Equity Shares) in excess of one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, but only to the extent necessary to facilitate such public offering or private placement.

(e) The Trustees may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder.

Section 2.8 Legend. If certificates for Equity Shares are issued, each such certificate shall bear substantially the following legend:

> The shares evidenced by this certificate are subject to restrictions on Beneficial Ownership, Constructive Ownership and Transfer. Subject to certain further restrictions and except as expressly provided in the Trust's Declaration of Trust, no Person may Beneficially Own or Constructively Own Equity Shares of the Trust in excess of 9.8 percent (in vote or value) of the total outstanding Equity Shares or total outstanding common Shares of the Trust, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable). If any of the restrictions on transfer or ownership are violated, the Equity Shares represented hereby will be automatically transferred to a Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Trust's Declaration of Trust, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Equity Shares of the Trust upon request.

Instead of the foregoing legend, the certificate may contain an alternate legend providing notice of the restrictions on ownership and transfer as in effect and as may be approved by the Trustees.

Section 3. Transfer of Equity Shares in Trust.

Section 3.1 Ownership in Trust. Upon any purported Transfer or other event described in Section 2.1(b) of this Article V that would result in a transfer of Equity Shares to a Charitable Trust, such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 2.1(b) of this Article V. Each Charitable Beneficiary shall be designated as provided in Section 3.5 of this Article V.

Section 3.2 Status of Shares Held by the Charitable Trustee. Equity Shares held by the Charitable Trustee shall be issued and outstanding Equity Shares of the Trust. The Prohibited Owner shall have no rights in the shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares or other property held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust.

Section 3.3 Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to Equity Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee shall be paid by such Prohibited Owner with respect to such Equity Shares to the Charitable Trustee upon demand and any dividend or other distribution declared but unpaid shall be paid by the Trust when due to the Charitable Trustee. Any dividends or distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Charitable Trust and effective as of the date that Equity Shares have been deemed transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Trust has already taken irreversible trust action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article V, until the Trust has received notification that Equity Shares have been deemed transferred into a Charitable Trust, the Trust shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

Section 3.4 Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V. Upon such sale, the interest of the Charitable

Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Charitable Trust and (2) the net sale proceeds received by the Charitable Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Trust that Equity Shares have been transferred to the Charitable Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 3.4, such excess shall be paid to the Charitable Trustee upon demand.

Section 3.5 Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Trustees shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that Equity Shares held in the Charitable Trust would not violate the restrictions set forth in Section 2.1(a) of this Article V in the hands of such Charitable Beneficiary.

Section 4. Enforcement. The Trust or the Trustees are authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article V.

Section 5. Non-Waiver. No delay or failure on the part of the Trust or the Trustees in exercising any right hereunder shall operate as a waiver of any right of the Trust or the Trustees, as the case may be, except to the extent specifically waived in writing.

Section 6. Continued Effect. The provisions of this Article V shall continue in full force and effect indefinitely, regardless of whether or not the Trust qualifies as a REIT.

## ARTICLE VI

## SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 1. General. Except as otherwise provided in this Article VI or elsewhere in this Declaration, Shareholders shall have such power to vote as is provided for in, and shall and may hold meetings and take actions pursuant to, the provisions of the Bylaws.

Section 2. Voting Powers as to Certain Transactions. (a) Except as otherwise provided in paragraph (b) of this Section 2, the affirmative vote or consent of at least a majority of the Trustees of the Trust then in office and at least seventy-five percent (75%) of the Shares outstanding and entitled to vote (by class or series or in combination as may be established in the Bylaws or by the Trustees) shall be necessary to authorize any of the following actions:

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net**

August 15, 2006

Thomas M. O'Brien
President
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Mr. O'Brien:

We are responding to your letter dated August 8, 2006. Our position is that Section 2.1(a)(i) of Article 5 of the Agreement and Declaration of Trust of RMR Hospitality & Real Estate Fund ("RHR") is unlawful. It states:

> (1) No Person, other than an Excepted Holder and <u>other than RMR Advisors or its Affiliates</u>, shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder and <u>other than RMR Advisors or its Affiliates</u>, shall Beneficially Own or Constructively Own common Equity Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Equity Shares in excess of the Excepted Holder Limit for such Excepted Holder. (ii) No Person, other than an Excepted Holder and <u>other than RMR Advisors or its Affiliates</u>, shall Beneficially Own or Constructively Own Equity Shares to the extent that such Beneficial Ownership or Constructive Ownership of Equity Shares would result in (1) the Trust being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (2) any Investees that are otherwise REITs failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Trust or any Investees that are otherwise REITs, as the case may be, owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by such Investees that are otherwise REITs or any of their respective Affiliates, as the case may be, from such tenant would cause any such Investees that are otherwise REITs to fail to satisfy any of the gross income requirements of Section 856(c) of the Code). (Emphases added.)

Absent the underlined discriminatory language, Section 2.1(a)(i) might serve a legitimate business purpose for a REIT (from which it was apparently derived), i.e., to insure that the REIT will not lose its pass-through tax status by becoming "closely held." However, it can not serve as an anti-takeover provision for a registered investment company that invests in REIT's (like RHR) because it violates certain provisions of the 1940 Investment Company Act (the 1940 Act") including section 36 (Breach of Fiduciary Duty).

RHR's registration statement states: "There are other provisions of our declaration of trust and bylaws which may prevent a change of control or which you may believe are not in your best interests as a shareholder." One such provision is Section 2.1(a)(i), which on its face is clearly inequitable and discriminatory because it exempts RMR Advisors and its Affiliates from the ownership limitations it imposes on other shareholders. Therefore, Section 2.1(a)(i) violates section 36 of the 1940 Act which must be interpreted in accordance with Section 1 of the 1940 Act which states:

> It is hereby declared that the national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated [or] managed . . . in the interest of directors, officers, investment advisers . . . or other affiliated persons thereof rather than in the interest of all classes of such companies' security holders [or] when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities. . . .
>
> It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors. (Emphasis added)

Of course, you may disagree with our analysis and elect to sue us to enforce Article 5 even though RHR, with its tiny asset base, can ill afford to incur sizeable legal expenses to pursue such a lawsuit, to say nothing of the negative publicity that would ensue.

As an alternative to expensive litigation or a proxy contest we propose that management consider taking meaningful action to address RHR's discount. As we see it, the real problem is that RHR is a small closed-end fund with a high expense ratio whose shares trade at a double-digit discount to net asset value. That is not a problem that is susceptible to a legalistic solution. One alternative might be to merge RHR into RMR Preferred Dividend Fund, which is trading a premium to NAV. We would like to meet with representatives of management on a confidential basis, preferably without lawyers, to discuss this proposal and other alternatives to address RHR's discount problem. Please contact me directly to arrange a meeting. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

RMR HOSPITALITY AND REAL ESTATE FUND
400 Centre Street
Newton, MA 02458

August 25, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I have your letter of August 15 and have reviewed it with counsel.

Your assertion that the restriction upon ownership in RHR's declaration of trust is discriminatory and therefore violates the 1940 Act is not correct. RMR Advisors and its affiliates are exempt from the ownership limitation because, among other reasons, RHR is able to monitor equity ownership positions of RMR Advisors and its affiliates to confirm that they do not own shares of any REIT investee or any REIT investee's tenants. It is not possible for RHR to maintain similar surveillance of all its other shareholders. The share ownership restriction has been regularly disclosed to investors and is required for RHR to carry out its investment program.

If you refuse to bring your investment into compliance, we will have no choice but to implement the protective procedures set forth in RHR's declaration of trust. You are correct that our doing so may be expensive, and you should expect that RHR will assert its rights to collect that expense (including legal fees, if necessary) from you.

Your idea that RHR consider merging with RDR is irrelevant to the problem RHR now faces because of your improper action. Such ideas can be debated further after you have brought your share holding into compliance with RHR's share ownership limitation.

I sincerely hope you will respond that you are taking action to bring your share ownership into compliance with the share ownership limitation in RHR's declaration. Your prompt attention to this matter will save RHR this distraction from its regular business and will save you from loss.

Sincerely,

[signature]

Thomas M. O'Brien
President

cc: Robert Hickey, Esq.

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net**

September 25, 2006

Thomas M. O'Brien
President
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Mr. O'Brien:

We are responding to your letter dated August 25, 2006. As we understand it, you claim that the reason Section 2.1(a)(i) of Article 5 of the Agreement and Declaration of Trust of RMR Hospitality & Real Estate Fund ("RHR") exempts RMR Advisors and its affiliates from the ownership limitation is because "RHR is able to monitor equity ownership provisions of RMR Advisors and its affiliates to confirm that they do not own shares of any REIT investee or any REIT investee's clients." However, we do not understand why it is necessary for any mutual fund to monitor whether a shareholder of the fund owns shares in a REIT investee or in a REIT investee's tenants. Furthermore, we are not aware of any other mutual fund (other than those managed by RMR) that has a similar provision.

Of course we would like to avoid litigation and we hope you would too. However, our goal is to close the discount. We are reluctant to voluntarily reduce our share ownership (and negotiating strength) because we are not convinced that that is legally required. On the other hand, we sincerely believe that we might well reach a mutually acceptable accommodation without litigation or a proxy contest. For example, please look at what has happened with Boulder Growth & Income Fund. There, management took a proactive approach and its shares went from a discount to a premium without a public fight. Alternatively, the attached article about Seligman Quality Municipal Fund does not paint a pretty picture. Isn't it better to try to reach an accommodation without acrimony – better, that is for everyone but the lawyers?

To show our good faith and to induce you to enter into negotiations to discuss the discount, we will not acquire any more shares of RHR or discuss RHR publicly until October 20, 2006. We sincerely hope that you accept our invitation to talk before anyone draws a line in the sand. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

# Investors apply more pressure

**By Jeff Benjamin**

August 21, 2006

DETROIT - The developing proxy fight to gain control of Seligman Quality Municipal Fund (SQF), a $98 million closed-end mutual fund, is being interpreted by some industry observers as a sign of things to come for the $325 billion closed-end fund industry.

While proxy battles to gain control of boards representing underperforming funds are not new to closed-end funds, there is evidence that dissident investors are gaining strength by joining forces.

"We're starting to see a lot more groups of activist investors forming now," said Warren Antler, managing director at The Altman Group Inc., a New York-based firm that represents closed-end funds in proxy solicitation matters.

**Becoming a target**

"The groups can build pretty sizable positions, and that makes them hard to defeat," he added. "The groups scare the funds, and they use that as a psychological advantage, and with hedge funds getting involved, certain closed-end funds will become targets."

The Seligman fund, team-

managed by J&W Seligman & Co. Inc. in New York, has drawn the attention of a couple of activist investment groups operating as The Bulldog Investors-Karpus Group.

The duo, made up of a hedge fund and a registered investment adviser, have managed to acquire more than 30% of the Seligman fund's outstanding shares, which is expected to be enough to replace three of the board's nine members in the Oct. 19 proxy vote.

The plan is to secure majority board representation next year when three more board seats are up for vote. In the meantime, the activist group will follow the pattern started two years ago to accumulate as many shares of the closed-end fund as possible.

The ultimate goal of the dissident investors, once they have gained control of the board, is to either replace the management and convert the fund to open-end status or to liquidate the fund.

"I would have been happy if they would have just open-ended the fund," said Phillip Goldstein, who represents Bulldog Investors as the Pleasantville, N.Y.-based operator of Opportunity Partners LP.

Calls to J&W Seligman requesting comment weren't returned.

The Bulldog-Karpus Group says it is trying to force the management to address the fund's poor performance and wide discount to its net asset value.

The fund's five-year average annualized total return through Aug. 16 was 4.48%, ranking it in the 100th percentile, according to Lipper Inc. of New York.

The fund's shares trade at a 7.5% discount to their net asset value, and its five-year annualized discount through Aug. 16 is 11.4%. "If they can't manage the NAV, they can't close the discount, and if they can't manage the dividend, they can't help the NAV," said Sharon Thornton, senior analyst at Karpus working on the Seligman fund.

She said efforts have been made to encourage the fund's management to take action to close the discount but that Seligman has "been silent."

"There's always a reasonable solution, but you have to be dealing with reasonable people," Ms. Thornton said. "There are some people who believe that just because they gave birth to the fund, they can just leave it alone and do nothing."

Although closing the discount and improving overall performance ultimately is good for all shareholders, not everyone views the activists' intentions as being in the best interests of the closed-end fund industry.

"I think the industry is growing concerned that under the banner of transparency, these [activist] groups are putting some managers at a disadvantage," said Brian Smith, a spokesman for the Closed-End Fund Association Inc. of Kansas City, Mo.

"Anytime you have a fund like Seligman [Quality Municipal] with a deep and prolonged discount, the opportunity exists for an outside group to buy up shares," he added. "The reason they're doing it is not altruistic but to make money."

The activist efforts are considered particularly significant when the group includes the investment muscle typically associated with a hedge fund. "It's definitely a trend that when you face continued discounts, there are investors that will come in and try to get the underlying value," said Bill Sickles, senior research analyst at Lipper.

"The more active investors see a discount, and they have enough money, and they want to pull the value out," he added.

The power of these activist groups was illustrated last year when two New York hedge funds forced a $1.5 billion closed-end fund, Salomon Brothers Fund (SABRX), to convert to an open mutual fund.

According to published reports, the fund, formerly managed by Citigroup Inc. of New York, was forced to open as part of the asset-swap agreement with Legg Mason Inc. of Baltimore.

**No guarantee**

It is worth noting that even joining forces with hedge funds doesn't guarantee a victory for the activists.

A battle for control of the $326 million New Germany Fund (GF), managed by Deutsche Investment Management Americas Inc. in New York, concluded two months ago with the fund's board and investment adviser remaining in place.

"It was a lot of hard work, but we were able to defeat them," said Mr. Antler of The Altman Group, which represented the New Germany Fund in the proxy battle with the same group that now is closing in on the Seligman fund.

"The key to winning these proxy fights is reaching the shareholders that the dissidents can't reach," he added. "We go a lot deeper and dig into the positions."

Meanwhile, there is no discounting the presence of the group efforts homing in on closed-end funds.

"Both [Karpus Group founder] George Karpus and Phil Goldstein are on the cutting edge of activism in the closed-end fund industry," said Thomas Herzfeld, chairman and president of Thomas J. Herzfeld Advisors Inc. in Miami.

"If they're working together, they should be taken very seriously," he added.

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

October 17, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I have your letter of September 25, 2006.

I was surprised to read that you are not familiar with the limitations which regularly apply to investors in REITs and in companies which invest in REITs. REITs generally do not pay taxes and, as a result, are able to pay dividends higher than most other companies. To maintain tax free status, REITs must comply with complex tax rules, including limitations upon their ownership and upon common ownership with their tenants. Because of applicable ownership attribution rules, these same rules limit the way companies which invest in REITs, like RHR, may conduct business. Your continuing refusal to abide by these limitations limits how RHR may conduct its investment business. Among other places, these rules may be found in Section 542 and 856 of the Internal Revenue Code and numerous IRS rules, regulations and rulings and in the charters of the REITs in which RHR invests. Moreover, as you do know, RHR is organized as a Massachusetts Business Trust, the RHR Agreement and Declaration of Trust clearly states the share ownership limitations and those limitations have been disclosed in RHR communications with investors. In these circumstances, I have been advised that the share ownership restrictions are enforceable.

As noted above, your reported continuing ownership of shares in excess of the amounts permitted by RHR's Agreement and Declaration of Trust is limiting the RHR investment program. In these circumstances, I hereby request that you advise me in what street name or custodial account our shares are held so RHR may verify your ownership and take other appropriate actions as permitted by the Agreement and Declaration of Trust.

The news article which you attached to your letter and other public information about your activities make clear that you regularly seek to bring litigation, despite your statements to the contrary. The threat in your letter to buy additional RHR shares in violation of RHR governing documents or to "discuss RHR publicly" (whatever that may mean) has not persuaded me or the RHR Board that we should engage in a dialogue with you about discounts or premiums unless and until you bring your share ownership into compliance with the ownership limitations.

I do agree that litigation can be an expensive distraction. I sincerely hope you will reconsider your position and bring your share ownership into compliance with RHR's governing documents. If you refuse, RHR may have no choice but to seek to enforce its rights under the Agreement and Declaration of Trust, and to charge you with the costs of doing so, including RHR's legal fees and other damages.

Please respond to this letter on or before November 10, 2006.

Sincerely,

Thomas M. O'Brien
President

cc: Robert Hickey, Esq.

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net**

October 21, 2006

Thomas M. O'Brien
President
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Mr. O'Brien:

We received your letter dated October 17, 2006.

We are familiar with the limitations on companies that invest in REIT's. However, RMR Hospitality & Real Estate Fund ("RHR") is an investment company, not a REIT. And as we said previously, we are not aware of any other investment company (other than those managed by RMR) that limits ownership of its own shares. Are you suggesting that every investment company that invests in REIT's is at risk? If so, what is that risk?

Nevertheless, you insist that our ownership of more than 9.8% of RHR's shares "is limiting the RHR investment program." Can you tell us what RHR cannot do now that it could do if we complied with your demand to reduce our position in RHR to below the 9.8% level? If you cannot, you might consider whether you are getting sound legal advice from Mr. Hickey in advancing this argument.

Finally, we are disappointed that the Board has again rejected our request to discuss RHR's persistent discount. Unfortunately, that leaves us little choice but to consider a public appeal to RHR's shareholders. On the bright side, we can assure you that we have no intent to initiate litigation against RHR at this time. If you change your mind about discussions, please feel free to contact me directly.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

RMR HOSPITALITY AND REAL ESTATE FUND
400 Centre Street
Newton, MA 02458

October 31, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I have your letter of October 21, 2006.

REITs are not permitted to receive tax free rents from entities with which they have 10% or more common ownership. (See Internal Revenue Code Section 856(d) and the regulations promulgated thereunder.) Also, REITs may lose their tax free status if they are 50% owned by five or fewer shareholders. (See Internal Revenue Code Sections 542, 544, 856(a) and 856(h) and the regulations promulgated thereunder.) For these reasons, almost all of the REITs in which RHR invests limit their shareholders to 9.8% ownership. RHR is an investment company which invests in REITs. Because you appear to own more than 10% of RHR, Internal Revenue Code rules attribute whatever securities you own to RHR, and your securities must be aggregated with the securities owned directly by RHR to determine if the various REIT requirements are met. (See Internal Revenue Code Section 318 and the regulations promulgated thereunder.) In these circumstances, RHR has found it necessary to monitor your securities holdings and to restrict its own investment decisions to avoid causing its investees to violate the applicable tax rules or the share ownership limitations. This monitoring is particularly difficult because we do not know if the public reports of your securities holdings are complete or timely filed.

Based upon your well reported experience agitating at other investment companies, I expect you are familiar with the foregoing rules. Nonetheless, I have detailed these rules above so that there can be no future question that you know that your refusal to abide RHR's ownership limitation is restricting RHR's investment program.

In addition to the limitations which your actions are imposing upon RHR's investment program, the RHR Agreement and Declaration of Trust specifically limits your share ownership to 9.8%. By buying RHR shares you have agreed to be bound by the RHR Agreement and Declaration of Trust. Your prior correspondence makes clear that you are aware of these terms. However, your argument seems to be these rules should not apply to you. I am advised and believe that the Agreement and Declaration of Trust is enforceable independent of the tax rules which underlie RHR's program to invest in REITs. Your argument concerning other investment companies is irrelevant, even if it were true. RHR's Agreement and Declaration of Trust clearly establishes its share ownership limitation and your willful refusal to abide these terms is a plain violation of the Agreement and Declaration of Trust.

I have previously written to you that the RHR board is unwilling to have a dialogue with you unless and until you bring your ownership into compliance with the ownership limitation in the Agreement and Declaration of Trust. I do not believe your renewed threats "to consider a public appeal to RHR's shareholders" or to initiate litigation at such time as you consider it appropriate will persuade RHR's board to change its position. I continue to hope that you will reconsider your position and bring your ownership into compliance with the RHR Agreement and Declaration of Trust.

I again request that you advise me in what street name or custodial account your RHR shares are held so that RHR may verify your ownership and take other actions as permitted by the Agreement and Declaration of Trust. As you know, the RHR Agreement and Declaration of Trust requires that you provide this information. Please respond to this letter on or before November 10, 2006.

Sincerely,

Thomas M. O'Brien
President

cc: Robert Hickey, Esq.

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net**

November 3, 2006

Thomas M. O'Brien
President
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Mr. O'Brien:

We received your letter dated October 31, 2006 responding to our letter dated October 21, 2006 in which we asked a very specific question: "Can you tell us what RHR cannot do now that it could do if we complied with your demand to reduce our position in RHR to below the 9.8% level?" You did not provide a response. Instead, you expressed a general concern about RHR having "to restrict its own investment decisions to avoid causing its investees to violate the applicable tax rules of the share ownership limitations." That just does not make sense to us. RHR is a tiny fund that owns minute percentages of the outstanding shares of its investees. Therefore, perhaps you can answer this question. Has any specific investment decision of RHR been affected by our ownership of more than 9.8% of RHR's shares?

Although we do not think it is necessary to do so, we will state for the record that Bulldog Investors General Partnership does not own shares in any REITs nor does it intend to invest in any REITs. In addition, we are willing to indemnify RHR for any adverse consequences resulting from our ownership of more than 9.8% of its shares (because we do not believe there are any adverse consequences).

As far as the legal advice you have been getting, we again respectfully suggest it may not be unbiased. You might consider getting an independent legal opinion on this matter from a lawyer that will not benefit from litigating it.

Finally, as firm believers in shareholder democracy, we disagree with your characterization of our intent to appeal to RHR's shareholders as a "threat." If the board refuses to address the disparity between RHR's share price and its net asset value, shouldn't shareholders have an opportunity to weigh in on that issue?

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

November 8, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

SENT VIA FEDEX and FAX

Dear Mr. Goldstein:

I have your letter of November 3, 2006.

The fact that your Bulldog fund owns more than 9.8% of RHR has caused RHR to pass investment opportunities. Although your letter reports that you do not own or intend to own any REITs, marketing materials distributed by Bulldog plainly state that you specialize in "equities and debt securities, real estate investment trusts, taxable and tax free closed end funds, liquidations, spin off, and asset rich companies" (emphasis added). Public disclosures filed by Bulldog at the SEC and signed by you indicate that you currently own at least one REIT. Moreover, there is considerable administrative work for RHR created by your ownership of more than 9.8% of RHR because certain REIT ownership limitations apply to cross ownerships of REITs and their tenants and because it appears that you may not make timely disclosures of your share ownership positions.

By buying shares of RHR, you and all other shareholders became bound by the terms of the RHR Agreement and Declaration of Trust, including the 9.8% share ownership limitation. I expect that you were aware of these terms when you decided to ignore them, but there can be no question you were aware of the ownership limitations after I wrote to you on August 9, 2006. You have not presented any basis on which RHR's board might consider an exemption from this limitation; and, based upon your well publicized reputation, I doubt you could do so. I again urge you to reconsider your position and bring Bulldog's share ownership into compliance with the RHR Agreement and Declaration of Trust.

Your reference to "shareholder democracy" is inappropriate. The RHR business plan is to provide shareholders high dividend income and capital preservation with a lesser emphasis on capital gains. These goals are fully disclosed to shareholders and they are fostered by the terms of the Agreement and Declaration of Trust. This business plan is contrary to the goals of hedge fund investors, such as Bulldog, which seek to achieve short term capital gains by promoting open ending the fund, a merger, a share buy back program or some other technique which may cause RHR to become a weaker company less able to achieve its long term goals.

Unless you intend to voluntarily comply with the ownership limitation, please provide me by November 10, 2006 the street name or custodial account in which your RHR shares are held so that RHR may verify your ownership and take actions as permitted by the Agreement and Declaration of Trust.

Sincerely,

Thomas M. O'Brien
President

cc: Robert M. Hickey, Esq.

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net**

November 9, 2006

Thomas M. O'Brien
President
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Mr. O'Brien:

We received your letter dated November 8, 2006.

You continue to assert that our ownership of more than 9.8% of RHR's shares "has caused RHR to pass investment opportunities." However, you did not respond to our request to provide a specific example of such an opportunity. In addition, you did not respond to our very fair offer to alleviate your alleged concerns by agreeing to indemnify RHR for any adverse consequences resulting from our ownership of more than 9.8% of its shares.

Finally, we are dismayed that you believe that shareholder democracy is "inappropriate" for RHR. We couldn't disagree more. As Delaware Chancellor Allen wrote in a landmark decision, Blasius Industries, Inc. v. Atlas Corp.: "The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests." Don't you think that phrase has a nice ring?

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

November 20, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I will try to respond to the issues raised by your letter of November 9th.

Your letter of November 3, 2006 states that you do not own any REITs or intend to buy any. However, based upon Bulldog's own SEC filings and investor solicitations which you distribute RMR has reasons to believe your statements are false. Your continued ownership of more than 9.8% of RHR in violation of the Agreement and Declaration of Trust requires that RHR restrict its own trading in securities RHR has public notice that you own or which are affected by securities that you own. Also, especially because of the contradictions between your private and public statements, RHR is concerned about what it does not know of your ownership positions.

You undoubtedly know that it is not appropriate for a registered mutual fund to make selective disclosure of its investment intentions. Your repeated requests that I identify specific securities which RHR would buy but for your disclosed ownership indicates either that you think the laws concerning selective disclosure do not apply to you or that you are attempting to trick me into breaking the law. As stated above, your ownership of more than 9.8% has caused RHR to restrict its trading. Moreover, as I have repeatedly stated, when you bought your shares of RHR you entered a contract with RHR's trustees and other shareholders. The terms of that contract include the 9.8% ownership limitations. I regret that you believe you can ignore this legal obligation.

You indemnification proposal would, without doubt, require complex documentation and likely expensive litigation to enforce. In fact, your offer is conditioned by a parenthetical which indicates that you intend to dispute any claims for indemnity. Moreover, because you have not provided any evidence regarding the financial condition of the indemnitor and in light of your unusual views regarding your tax obligations, it is impossible for RHR to know the value of the indemnity you proposed.

As you know, I never wrote that the concept of shareholder democracy is inapplicable to RHR. Rather, I stated that your reference to this concept to justify your willful violation of the RHR Agreement and Declaration of Trust is inappropriate.

Because of the cynical and flip tone of your letters, I do not believe any useful purpose is served by our continuing this correspondence. Our dispute is quite simple: I believe the ownership limitation in the Agreement and Declaration of Trust is enforceable, while you believe you should be able to ignore it. If you have more to say about this dispute, I request you do so in the court proceedings which are now underway. If you nonetheless feel compelled to write another self-serving letter, please understand that if I do not respond it does not mean that I agree with anything you may say.

I continue to regret that your approach to these matters is adversely affecting RHR, and I again urge you to comply with the ownership limitation in the Agreement and Declaration of Trust.

Very truly yours,

Thomas M. O'Brien
President

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-2150//oplp@optonline.net**

November 6, 2006

Jennifer B. Clark
Secretary
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Ms. Clark:

As you know, Bulldog Investors General Partnership ("BIGP") is the largest shareholder of RMR Hospitality & Real Estate Fund ("RHR"). Please be advised that we intend to (1) nominate two persons for election as trustees of RHR at the 2007 annual shareholder meeting and (2) present a proposal to terminate the advisory agreement between RMR Advisers, Inc. and RHR. The purpose of this proposal is to get rid of a manager who has refused to discuss measures to address RHR's persistent double-digit discount.

BIGP owns of record 100 common shares RHR and beneficially owns 339,300 common shares which are held in street name and that have been acquired since April 2006. Please see our schedule 13D filings for further details regarding our investment in RHR and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency. In addition, please send us a copy of RHR's declaration of trust and bylaws.

The Nominees are:

> <u>Phillip Goldstein</u> (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 – Mr. Goldstein is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. He has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging Markets Telecommunications Fund since 2005 and the First Israel Fund since 2005.
>
> <u>Andrew Dakos</u> (born 1966); Park 80 West, Plaza Two, Suite C04, Saddle Brook, NJ 07663 – Mr. Dakos is a self-employed investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. and President of Elmhurst Capital, Inc. an investment advisory firm. He has been a director of the Mexico Income and Equity Fund since 2001.

My wife and I jointly beneficially own 6,000 common shares of RHR which we acquired for investment purposes in May 2006. Mr. Dakos and I are principals of Kimball & Winthrop, Inc., the Managing General Partner of BIGP. Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a trustee if elected. There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Other than as set forth in our 13D filings with the SEC, which are herein incorporated by reference, none of the above nominees are interested persons of the Fund

We are sorry that we could not persuade management to discuss RHR's discount. The next step is to let the shareholders decide the direction of the RHR.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

November 16, 2006

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I have your letter of November 6, 2006.

Enclosed are copies of the RHR Agreement and Declaration of Trust and of the RHR Bylaws which you requested.

Based upon your public statements, I understand that "since 1996 [you] have conducted more than 20 proxy contests and submitted numerous shareholder proposals" to various publicly owned companies. In these circumstances, I expect you are capable (and have ready access to professional assistance, if needed) to determine if the notices intended by your letter are deficient in any way. The adequacy of your notices, their merits and whether they should be included in RHR's proxy solicitation will be considered by the RHR nominating committee when it meets to consider your letter and any other shareholder communications concerning the 2007 annual meeting of shareholders. This committee meeting and the board meeting to review the committee's recommendations will occur after the times for shareholder nominations and proposals expire, as follows:

| Action | Required Notice Dates |
|---|---|
| Shareholder proposals, other than nominations, intended to be included in the 2007 proxy. | Before Oct. 27, 2006. |

| | |
|---|---|
| Shareholder proposals, other than nominations, not intended to be included in the 2007 proxy but which may be presented at the 2007 annual meeting. | After Oct. 27, 2006 and before the close of business on Nov. 27, 2006. |
| Shareholder nominations for persons to serve as trustees. Shareholder nominations which are recommended by the nominating committee and supported by the board will appear in the 2007 proxy. Shareholder nominations which are properly made but not recommended by the nominating committee or supported by the board will not appear in the 2007 proxy, but they may be considered at the 2007 annual meeting. | After Oct. 27, 2006 and on or before the close of business on Nov. 27, 2006. |

Because the nominating committee will not meet until after the time for making nominations has passed, I urge you to carefully consider the various requirements set forth in the RHR Agreement and Declaration of Trust and RHR Bylaws, and under applicable law, so that your notices may not be found deficient. I expect you will be notified of any actions taken by the RHR nominating committee or the RHR board on or before January 31, 2007. Also, of course, the nominating committee or board may decide to ask you for additional information before taking any action.

Although I do not have as much experience as you with proxy contests, I will comment upon two statements in your letter as follows:

First, your asserted share ownership exceeds the 9.8% ownership limitation in the RHR Agreement and Declaration of Trust. I understand that you have refused repeated requests by RHR to comply with the ownership limitation in the RHR Agreement and Declaration of Trust and that litigation against Bulldog Investors is now pending to enforce this limitation. Your refusal to comply with these terms of the Agreement and Declaration is adversely affecting RHR's investment program and causing administrative burden and expense. It seems to me that these facts should be described in any communications you make to the nominating committee or to other shareholders.

Second, I think it is wrong for you to state that the trustees or management of RHR have refused to discuss anything with you. Rather, a fair statement would be that you have been unwilling to bring your share ownership into compliance with the RHR Agreement and Declaration so that a dialogue may occur.

I expect you understand that the foregoing comments on the substance of your November 6 letter are not intended to imply that your letter is otherwise an appropriate or compliant notice of trustee nominations or of a shareholder proposal. The determination of whether your letter complies with the requirements for shareholder trustee nominations or shareholder proposals under RHR's governing documents and applicable law will be made by the nominating committee and RHR's board based upon your letter and anything further you choose to submit before the applicable deadlines set forth above.

Very truly yours,

Jennifer B. Clark

Jennifer B. Clark
Secretary

**Bulldog Investors General Partnership, 60 Heritage Drive, Pleasantville, NY 10570**
**(914) 747-5262 // Fax: (914) 747-2150//oplp@optonline.net**

November 20, 2006

Jennifer B. Clark
Secretary
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Ms. Clark:

Thank you for sending us RHR's declaration of trust and bylaws.

You suggest that we advise the nominating committee about the dispute over RHR's 9.8% ownership limitation. If the nominating committee is not aware of it then that means RHR filed a lawsuit against our firm – a lawsuit that could consume a material percentage of RHR's net assets – without a fully informed vote of the trustees. Is that accurate?

In any event, to make our position absolutely clear, we believe RHR's purported ownership limitation is invalid for several reasons including its inequitability. Under the circumstances, we think we are justified in rejecting Mr. O'Brien's demand to comply with it unless and until a court resolves the question of its validity. Of course, if there is a proxy contest, each side will have an opportunity to explain its position to the shareholders.

Mr. O'Brien stated that the trustees would not meet with us because we are not in compliance with RHR's ownership limitation. However, he did not say that if we did comply the trustees would meet with us or do anything at all. We are concerned that the trustees may not have been given all the previous correspondence between our firm and RHR on a timely basis. If so, please provide it to them immediately.

Frankly, we do not understand why the trustees have refused to meet with us. It seems to us that filing a lawsuit should be a last resort to be used only after negotiations have failed. When people meet face to face there is always a possibility of reaching a compromise. Nothing precluded the trustees from authorizing legal action if we did reach an impasse so what was the downside?

In particular, you assert (as Mr. O'Brien repeatedly did) that our refusal to accede to his demand to reduce our position in RHR to below the 9.8% level is hampering RHR's investment program. However, despite several requests, he has not provided us with any particulars to justify that assertion even though that will obviously be a critical element in the lawsuit. If exceeding the 9.8% limitation indeed hinders RHR's investment program, perhaps we can work out a mutually acceptable solution. To this end, I have authorized our lawyers to explore a settlement with RHR's lawyers that would address that concern.

As far as the adequacy of our advance notice, we do not believe it contains any deficiencies that would preclude us from nominating Mr. Dakos and me or proposing to terminate the advisory agreement between RMR Advisers, Inc. and RHR. We merely wanted to give the trustees an opportunity to promptly advise us if they felt there were any deficiencies that we might promptly correct so as to avoid unnecessary disputes later on. If the trustees elect to delay a review of our advance notice, they can't say they we didn't give them time to respond. We also note that the purpose of an advance notice requirement is simply to avoid a surprise election contest, not to persuade the trustees to approve our nominees or proposal.

As you said, we do have a lot of experience with proxy contests and with litigation in connection with proxy contests. In general, board action designed principally to interfere with the shareholder franchise is not afforded the deferential business judgment rule by a court because it is a breach of fiduciary duty. When reviewing an action by a board that adversely affects shareholder democracy (including a determination as to the adequacy of an advance notice letter and the propriety of adopting and enforcing a discriminatory ownership limitation), a court will first determine if the action is "intended primarily to thwart effective exercise of the franchise." If so, the court will invalidate the action barring a "compelling justification," e.g., to prevent a coercive tender offer from succeeding. See Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 561 (Del. Ch. 1988). We have been involved in a number of lawsuits which have turned on this "primary purpose" principle and we see no reason it would not be applicable to these circumstances.

We would appreciate it if you could distribute this letter to the trustees immediately. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner

**RMR HOSPITALITY AND REAL ESTATE FUND**
**400 Centre Street**
**Newton, MA 02458**

November 27, 2006

VIA FAX and MAIL

Mr. Phillip Goldstein
President
Kimball & Winthrop, Inc.
Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570

Dear Mr. Goldstein:

I have your letter of November 20, 2006.

Please be assured that the RHR Board is aware of your correspondence and that the RHR Board authorized the pending litigation.

I am not going to debate with you the adequacy of the letter you sent declaring your intention to nominate yourself and Mr. Dakos and to present a proposal at the 2007 shareholders meeting. The requirements for adequate notices are clearly set forth in the RHR Agreement and Declaration of Trust and Bylaws. I suggest you follow these requirements in order that both you and RHR may avoid controversy regarding these matters.

I look forward to hearing from RHR's attorneys regarding any settlement proposal your attorneys may make which will bring your share ownership into compliance with the ownership limitations in the RHR Agreement and Declaration of Trust.

Very truly yours,

Jennifer B. Clark

Jennifer B. Clark
Secretary

## The Boston College Center for Asset Management Conference Summation

**June 8-9, 2006**

**-DAVID REICH**



The Center for Asset Management Conference, which took place June 9 at the State Street Pavilion in Fenway Park, attracted some 140 academics and finance sector managers for a day of informative presentations, stimulating dialogue, and occasional glimpses of the great old ball-yard.

While out the meeting room windows the grounds crew worked over the Red Sox infield, leadoff speaker Itay Goldstein, a Wharton School assistant finance professor, presented a paper on the rise of "activist arbitrage" by shareholders in closed-end funds (CEFs). Unlike passive arbitrageurs—who buy CEF shares at a deep discount to net asset value in the hope that the discount will decrease over time—activists, using proxy contests, push management to liquidate or open-end the funds, thus wiping out discounts altogether. It's significant, said Goldstein, that activist arbitrage grew dramatically "after" 1992, when the SEC loosened rules governing communication among CEF shareholders. Successful proxy contests hinge on communication, he said, pointing out that activist arbitrage is more likely in CEFs with high average trade size (which indicates larger and fewer shareholders, and thus greater ease of communication) and less likely in CEFs with high turnover (which makes it harder for the would-be arbitrageur to track down fellow shareholders).

Speaker Philip Goldstein (no relation to Itay) explored the same topic from a different standpoint.



Taking what he called "more of a narrative approach," he attributed the growth of activist arbitrage in CEFs not to the SEC rules change but to a handful of actors such as Bulldog Investors, a Saddle Brook, New Jersey, firm that he co-founded with an associate in 1993. Goldstein, a longtime value investor, gravitated to CEFs because of their "hidden value," he said. "I don't think anyone starts a CEF to make shareholders a lot of money. It's to generate a nice stream of income for the manager." The result, Goldstein argued, is lax management and, ultimately, discounts. Facing management resistance, including lawsuits, Bulldog nonetheless has led successful proxy fights, resulting in big profits to their clients. "Success breeds success. We pioneered a new wave of activism in closed-end funds," said Goldstein, "and that led others to copy it."

Speaking on the morning's second panel, Jeremy Grantham, co-founder of GMO, a global investment management firm, gave what, save for the past few weeks' slide on Wall Street, would have been a contrarian view of current valuations. Citing ominous fundamentals—rising inflation and interest rates, soaring energy prices, a real estate market that is "clearly topped out"—Grantham said, "My advice is to avoid all risk-taking," adding that fixed income funds are probably the best place for money right now. "The market's not efficient in terms of beta," Grantham said, by way of explaining periods when assets are dramatically under-priced or over-priced, "but it's incredibly efficient in terms of [minimizing] career risk" for money managers, who safeguard their livelihoods at their clients' expense by following the herd. Using copious examples, he reminded conference attendees of markets' historical tendency to revert to the mean, saying "great opportunities will always be there" for investors who keep this pattern in mind.



Indiana University finance professor Utpal Bhattacharya, also on the second panel, presented a paper that examined the volume of stock-picking compared to total trading in US equity markets and then gauged the level of stock-picking in international markets and in various equity categories. He and his coauthor found, that stock-picking is more common in emerging markets than the markets of developed nations; in small cap stocks than large cap stocks; in telecom than utilities; in NYSE than AMEX stocks; and so on. In all cases, the difference turns on information, Bhattacharya said. "It's easier to make money" as a stock picker, he said, "where the information environment is poorer"—as in emerging markets or small cap stocks—"and of course, over time, information environments are improving." Not surprisingly, Bhattacharya found that in almost every market and every category of equity, the volume of stock-picking has declined sharply and the volume of indexing risen to take up the slack.

Lunchtime speaker Kenneth French, a Dartmouth finance professor, gave another reason for the growing popularity of indexing: too many dollars chasing too few gifted money managers. "There are plenty of mistakes"—over- and under-priced assets—"in the market," French admitted, "and there are people who know how to identify those mistakes." The problem is that these people sell their services at a price that wipes out the benefit of hiring them. "Who has the scarce resource?" he asked rhetorically. "Is it me, with my capital, or is it the gifted manager?" Identifying gifted managers is hard enough, owing to "noise," or volatility, which tends to mask managers' performance, French said. Worse, beating the market means not just finding a talented money manager but one whose talents are under-appreciated.



After lunch a tag team from McKinsey & Company, the management consulting firm, charted trends in the asset management world. According to McKinsey-ites Steve Vanourny and Matthew Montnimy, factors like the aging of the baby boom, growing life expectancy, crises in social security and healthcare, and the under-funding of pension funds will drive dramatic change in the industry in the next four years. Among the changes they predicted: a continuing shift from defined benefit to defined contribution retirement plans; a growth in retail business because of rollovers from 401(k) s to IRAs as baby boomers start retiring; a shift from products focused on accumulation to products focused on risk protection, income, and tax management; the creation of popular "lower octane" versions of today's hedge funds; more and more concentrated inflows to the top few mutual fund families; and more business to fund families with the best customer service and adviser corps.

Filling out the picture of the world of asset management, the day's final speaker, Brian Reid, chief economist at the Investment Company Institute, summarized results of an ICI survey of 750 households. According to Reid, the typical investor is following the advice of experts such as Vanguard founder John Bogle by buying mutual funds instead of individual stocks; following buy-and-hold strategies (mutual fund redemptions are at an all-time low); and putting more money into funds with low expenses and low turnover, including index funds and ETFs. Investors base decisions, the survey found, on information from professional financial advisers (75%), fund company websites (46%), and friends and family (40%). Only 34% even looked at prospectuses or shareholder reports, leading Reid to speculate that the SEC might soon permit mutual funds to issue "abbreviated documents to investors and then put the prospectus on the Web," where finance professionals could look at it.

[ Learn Our Web : Feedback : Top of Page ]

Updated: November 20, 2006
Maintained: Center for Asset Management
URL: http://www.bc.edu/schools/csom/asset/fconference/
© 2006 The Trustees of Boston College. Legal

Copyright 2006 Globe Newspaper Company
All Rights Reserved
The Boston Globe

November 16, 2006 Thursday
THIRD EDITION

**SECTION:** BUSINESS; Pg. C1

**LENGTH:** 633 words

**HEADLINE:** Agitating for a living

**BYLINE:** Steven Syre

**BODY:**

Boston Capital

Phillip Goldstein, professional agitator, is at it again.

Goldstein was an interesting but relatively obscure activist investor when he last appeared in this space, fighting with managers of The First Years Inc. to get the stock moving five years ago. The little Avon company finally was sold in 2004.

Since then, Goldstein took the Securities and Exchange Commission to court in a decidedly high-profile case, contesting controversial new rules that subjected the $1 trillion hedge-fund industry to registration requirements and stricter regulation. To the cheers of many heavy hitters in the hedge fund world, he won this summer.

Now, Goldstein is pushing back against the SEC over rules that require hedge funds to disclose their stock portfolios once every three months, a dispute he predicts will end up in court. But Goldstein, whose Bulldog Investments manages hedge funds with a total of about $340 million, spends most of his time investing in stocks and, often enough, fighting with the managers responsible for them.

This is a job that can require some thick skin. "They call you names and stuff," he said. "It comes with the job. What can I say?"

At the moment, Goldstein is waging a proxy contest for three board seats at little Gyrodyne Company of America Inc., whose managers spurned his takeover offer earlier this year. He calls them names, too.

But many of Goldstein's favorite targets are not companies; they're closed-end investment funds. Unlike in open-ended mutual funds, which offer shares at prices equal to the value of their portfolio investments each day, shares of closed-end funds can trade at a discount or a premium to their underlying assets. More often, closed-end fund shares trade at a discount. Occasionally, the valuation gap is yawning.

That's what caught Goldstein's eye at the $178 million Putnam Tax-Free Health Care Fund, which has traded at a discount of about 15 percent most of this year. Goldstein met with officials at Putnam Investments in Boston and urged them to turn the investment into an open-ended mutual fund. He calls those talks constructive. He'd use other words to describe his correspondence with the $56 million RMR Hospitality and Real Estate Fund of Newton. The fund's latest missive came in the form of a lawsuit, demanding Goldstein back off.

The fund itself might be tiny, but it is connected to a real estate empire that directs three publicly traded real estate investment trusts owning property worth more than $11 billion combined (more than the real estate portfolio of Mort Zuckerman's Boston Properties Inc.), manages four other closed-end funds, and runs a publicly traded service company.

Goldstein and Bulldog bought nearly 15 percent of the RMR Hospitality and Real Estate Fund, then started pushing managers to close the stock's discount, which has averaged about 15 percent over the past year. The fund says its rules prohibit outside investors from owning more than 9.8 percent of the fund, which Goldstein calls unreasonable. The fund's lawsuit says Bulldog's track record is marked by "unethical and inequitable conduct." Goldstein says managers still aren't answering questions about their fund's persistent stock discount, and he plans to seek two board seats at the next shareholder's meeting to press his case.

Fund executives didn't return a call yesterday. Goldstein was more than chatty.

I asked him why it could be worth the expense to defend the lawsuit, giving the small size of the fund and the even smaller size of his investment. "If you go away just because they sue you, then everyone else thinks they can bully you," he said. "You have to look at the big picture. If you're going to be an activist, it comes with the territory."

Steven Syre is a Globe columnist. He can be reached at syre@globe.com.

**GRAPHIC:** Obscure no more:Phillip Goldstein

**LOAD-DATE:** November 22, 2006

COMMONWEALTH OF MASSACHUSETTS

| | | |
|---|---|---|
| MIDDLESEX, ss. | | SUPERIOR COURT DEPARTMENT<br>OF THE TRIAL COURT |
| RMR HOSPITALITY and REAL ESTATE FUND,<br>Plaintiff,<br><br>v.<br><br>BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL.<br><br>Defendants. | ) | Civil Action No. 06-4054 |

**AFFIDAVIT OF BRENDAN HICKEY**

Brendan Hickey, being first duly sworn, deposes and says:

1. I am a resident of Massachusetts. I reside at 677 Quincy Shore Drive #201, Quincy, Massachusetts 02170.

2. On November 10, 2006, I visited the website for Bulldog Investors located at the internet address http:/www.bulldoginvestors.com. I reviewed the information on this website about the hedge fund offered by Bulldog Investors.

3. On the website is a Registration Form. The website indicates that, if the visitor would like to view additional fund information, he/she must fill out the Registration Form.

4. I completed the Registration Form with the following information:

| | |
|---|---|
| First Name: | Brendan |
| Last Name: | Hickey |
| Address: | 677 Quincy Shore Dr. #201 |
| City: | Quincy |
| State: | Massachusetts |
| Postal code: | 02170 |
| Country: | USA |

Telephone: 617 549 4917
Fax: 617 549 4917
Email: brendanhickey_99@yahoo.com

5. I was not asked to provide any other information on the Registration Form or the website and I did not provide any other information. Specifically, I was not asked to provide employment information, salary information, information about my assets or liabilities or any information about my investment experience.

6. Within hours of completing the Registration Form with just the information in paragraph 4 above, I received an email from Steven Samuels on behalf of Bulldog Investors. Attached as Exhibit 1 is a copy of the email I received from Mr. Samuels on November 10, 2006 at 3:06 pm. The text of Mr. Samuels' email is as follows:

> Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.
>
> I have attached some basic information on our management including performance and philosophy. I would be happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

7. According to the Bulldog Investors website, Mr. Samuels is a principal of the firm Samuels Chase, a registered broker-dealer, in the business of selling investment securities. The website also indicated that Mr. Samuels is a co-founder of Bulldog Investors.

8. Attached to Mr. Samuels' email dated November 10, 2006 were 7 documents consisting of 31 pages. These documents are attached as Exhibits 2 through 8 to this Affidavit.

9. Exhibit 2 includes a description of Bulldog's investment strategy, fee charges, historical performance and other information, including contact information for Bulldog Investors and Mr. Samuels.

10. Exhibit 3 is a 21 page presentation or slide deck with the title "Bulldog Investors Unlocking Value." This document includes a description of Bulldog Investors' business strategies, examples of investments purportedly made by the Bulldog hedge fund and background information on persons apparently associated with Bulldog Investors, including its founder, Mr. Phillip Goldstein.

11. Exhibit 4 is a letter dated July 13, 2006 addressed to "Dear Partner." This letter provides certain information about the Bulldog hedge fund.

12. Exhibit 5 is a document which purports to show monthly returns available to investors in the Bulldog hedge fund.

13. Exhibits 6, 7, and 8 appear to be articles in the press about Bulldog Investors or its founder, Mr. Phillip Goldstein.

Signed upon the penalties of perjury this 2 day of January 2007.

Brendan Hickey

Commonwealth of Massachusetts

Suffolk, ss. January 2, 2007

Brendan Hickey, a person known to me, appeared before me, read the foregoing affidavit, swore that all his statements in said affidavit are true, and affixed his signature above, all in my presence on this 2nd day of January, 2007.

Camille A Power
Notary Public
My Commission Expires: 12/6/13

CAMILLE A. POWER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 6, 2013

Certificate of Service

I certify that on January 3, 2007, I served a copy of the foregoing Affidavit of Brendan Hickey on the attorney of record for each other party by hand.

Justin J. Wolosz

From: Steven Samuels [sam1071@optonline.net]
Sent: Friday, November 10, 2006 3:06 PM
To: brendanhickey_99@yahoo.com
Subject: RE: Bulldog Website Contact

Attachments: Thank you for your interest in Bulldog Investors.doc; BulldogPresentation3.pdf; Activism Boosts Manager.doc; phil goldstein.pdf; the deal #2.pdf; Bulldog Investors -Full Value Partners L P .pdf; FVPLP1Q 2nd estimates.doc; monthly rtns est.xls

Thank you for your interest in... | BulldogPresentation 3.pdf (359 ... | Activism Boosts Manager.doc (2... | phil goldstein.pdf (72 KB) | the deal #2.pdf (18 KB) | Bulldog Investors -Full Value ... | FVPLP1Q 2nd estimates.doc (64 ...

monthly rtns est.xls (20 KB)

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

Regards,

Steven Samuels
Bulldog Investors
203 222 0609

-----Original Message-----
From: Brendan Hickey [mailto:brendanhickey_99@yahoo.com]
Sent: Friday, November 10, 2006 1:56 PM
To: ssamuels@bulldoginvestors.com
Subject: Bulldog Website Contact

This message was sent from:
http://bulldoginvestors.com/contact.html

CONTACT INFO
---------------------------
Brendan
Hickey
677 Quincy Shore Dr. #201
Quincy
MA
02170
USA
617 549 4817
617 549 4817
brendanhickey_99@yahoo.com

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

## Bulldog Investors
## Full Value Partners, L.P.

InformationManagementNetwork

**New York City Hedge Fund Master Class Series: July 19, 2006**

### Investment Strategy

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

### Manager Background

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.

| Investment & Fee Information | | Assets and Firm Information | | Contact Information |
|---|---|---|---|---|
| Min Invest (MM): | $0.50 | Firm Assets (MM): | $325.0 | Bulldog Investors |
| Mgmt Fee: | 1.0% | Fund Assets (MM): | $105.0 | Steve Samuels |
| Incentive Fee: | 20.0% | Prime Broker: | Bear Stearns | Park 80 West, Plaza Two |
| High Water Mark: | Yes | Auditor: | J.H. Cohn LLP | Saddle Brook, NJ 07663 |
| Hurdle Rate: | No | Legal Counsel: | Purrington Moody Weil LLP | 201.556.0092 |
| Lock-Up Period: | One year | Administrator: | Trachtenberg & Pauker, LLP | ssamuels@bulldoginvestors.com |

### Historical Performance

| Year | 1st Qtr. | 2nd Qtr. | 3rd Qtr. | 4th Qtr. | Year |
|---|---|---|---|---|---|
| 2006 | 5.43% | | | | 5.43% |
| 2005 | 0.55% | 4.44% | 4.12% | -0.55% | 8.74% |
| 2004 | 3.96% | 3.17% | 3.58% | 8.36% | 20.39% |
| 2003 | 3.89% | 8.85% | 4.84% | 11.78% | 32.52% |
| 2002 | 1.86% | -0.01% | -0.98% | 6.98% | 7.89% |
| 2001 | | | | 8.16% | 8.16% |

| Latest Period Returns | Qtr. | YTD | 1 Year | 3 Year | 5 Year | 7 Year | 10 Year | Inception* |
|---|---|---|---|---|---|---|---|---|
| Full Value Partners, L.P. | 5.43% | 5.43% | 14.01% | 20.75% | | | | 18.35% |
| S&P 500 | 4.21% | 4.21% | 11.73% | 17.22% | | | | 6.81% |
| Over/Under - S&P 500 | 1.22% | 1.22% | 2.29% | 3.53% | | | | 11.54% |

Returns above for periods equal to or greater than 1 year are annualized. *Performance since Oct-01

### Disclaimer / Notes

****Past Performance is No Guarantee of Future Results****

POWERED BY PERTRAC Suite
Investment Management Solutions

## Bulldog Investors - Full Value Partners, L.P.

InformationManagementNetwork

| | | | |
|---|---|---|---|
| Start: | Oct-01 | Benchmark 1: | S&P 500 |
| End: | Mar-06 | | |

| Return & Statistical Analysis | Fund | BM1 |
|---|---|---|
| Standard Deviation | 7.01% | 16.31% |
| Sharpe (2.00%) | 2.20 | 0.36 |
| Sortino (2.00%) | 17.15 | 0.43 |
| Alpha (Annualized) | | 15.35% |
| Beta | | 0.36 |
| R-Squared | | 0.72 |
| Active Premium | | 11.54% |
| Outperformed in up markets | | 53.85% |
| Outperformed in down markets | | 100.00% |
| Percent Profitable Quarters | 83.33% | 72.22% |
| Average Quarterly Gain | 5.33% | 5.66% |
| Average Quarterly Loss | -0.52% | -7.57% |
| Best Quarterly Return | 11.78% | 15.39% |
| Worst Quarterly Return | -0.98% | -17.28% |
| Best 4 Quarter Return | 32.61% | 35.12% |
| Worst 4 Quarter Return | 7.89% | -24.76% |
| Quarterly Profit/Loss Ratio | 51.70 | 1.94 |

### Performance Over Time vs. Benchmarks



20%
15%
10%
5%
0%
Return
Qtr.
YTD
1 Year
Inception*
Full Value Partners, L.P.
S&P 500


### Growth of $1,000 (Since Inception)



$2,500
$2,000
$1,500
$1,000
$500
03-02 09-02 03-03 09-03 03-04 09-04 03-05 09-05 03-06
Full Value Partners, L.P.
S&P 500


### Distribution of Returns



Quarterly Periods
5
4
3
2
1
0
< -10%
-9 to -8
-7 to -6
-5 to -4
-3 to -2
-1 to 0
1 to 2
3 to 4
5 to 6
7 to 8
9 to 10
Return Range (%)


### Risk/Return vs. Benchmarks



Annualized Return
25%
20%
15%
10%
5%
0%
5%
10%
15%
20%
25%
Annualized Standard Deviation
Full Value Partners, L.P.
S&P 500


### Up Market and Down Market Analysis

| Statistic | Up Markets S&P 500 | | Down Markets S&P 500 | |
|---|---|---|---|---|
| Alpha | 2.23% | | 3.22% | |
| Alpha (Annualized) | 9.22% | | 13.50% | |
| Beta | 0.58 | | 0.24 | |
| R | 0.86 | | 0.79 | |
| R^2 | 0.75 | | 0.62 | |
| Tracking Error | 5.32% | | 23.05% | |
| Treynor | 37.48% | | 15.31% | |
| Jensen Alpha | 2.02% | | 2.84% | |
| Info Ratio | -0.10 | | 1.45 | |

### Drawdown Analysis

| | Full Value Partners, L.P. | S&P 500 | |
|---|---|---|---|
| Maximum Drawdown | -0.99% | -28.36% | |
| Quarters in Drawdown | 2 | 2 | |
| Quarters to Recover | 1 | 6 | |
| Peak | Mar-02 | Mar-02 | |
| Valley | Sep-02 | Sep-02 | |

### Disclaimer / Notes

Returns above for periods equal to or greater than 1 year are annualized. All statistics are based on quarterly returns. *Performance since Oct-01

**Past Performance is No Guarantee of Future Results**



# Bulldog Investors

UNLOCKING VALUE

Park 80 West | Plaza Two | Saddle Brook, NJ 07663
Telephone | 201.556.0092 Facimille | 201.556.0097
www.bulldoginvestors.com

# Q3 2006





BULLDOG REPRESENTS AN EXCEPTIONAL BLEND OF TALENT AND EXPERIENCE THAT HAS EARNED THEM A REPUTATION FOR BEING ONE OF THE BEST BOUTIQUE INVESTMENT FIRMS IN THE BUSINESS

BulldogInvestors
UNLOCKING VALUE

Q3 2006



# TABLE OF CONTENTS

FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY



# Firm Overview



Bulldog Investors

- Opportunity Partners LP
- Full Value Partners LP
- Income Plus LP

PRINCIPALS

- Phillip Goldstein
- Andrew Dakos
- Steven Samuels
- Rajeev Das





## THE SINGLE MOST IMPORTANT QUESTION »

When told what an investor achieved, we respond with a very simple question...with what risk taken? Returns mean very little if investors do not understand the risk they have taken to achieve those results. We have achieved superior risk adjusted returns.

## WHO WE ARE »

Bulldog Investors is a group of investment funds founded in 1993. Investors in our funds include high net worth individuals, pensions, retirement plans, and institutions including fund of funds and family offices.



# Investment Philosophy



## WHAT WE DO »

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

## HOW WE UNLOCK VALUE »

This is where we really earn our returns. As shareholder activists we pressure management to deliver value to shareholders through proxy contests, tenders, and buyout offers. We align ourselves with other stockholders with the same goal – that is to realize full value.







## BULLDOG IS NOT CONTENT TO WAIT FOR VALUE TO BE UNLOCKED »

Like other value investors, Bulldog rigorously analyzes and focuses on undervalued investment opportunities, targeting only securities it understands and can appropriately value. However, unlike other value investors, Bulldog will diligently take steps to enhance the value of its investments through various time-tested and proprietary means. In other words, Bulldog actually adds value to its investments.

In short, what sets Bulldog Investors apart is a unique investment approach that, over the long term, has produced above-average returns with below-average risk.





## IMPACT ON $1 MILLION INVESTMENT

| YEAR END | BULLDOG | S&P 500 |
|---|---|---|
| 1993 | $1,415,000 | $1,101,000 |
| 1994 | $1,597,535 | $1,115,313 |
| 1995 | $1,972,956 | $1,534,671 |
| 1996 | $2,290,602 | $1,887,645 |
| 1997 | $2,702,910 | $2,518,119 |
| 1998 | $2,735,345 | $3,238,299 |
| 1999 | $3,580,566 | $3,918,343 |
| 2000 | $3,963,687 | $3,561,773 |
| 2001 | $4,233,217 | $3,137,922 |
| 2002 | $4,449,111 | $2,444,441 |
| 2003 | $5,534,694 | $3,145,996 |
| 2004 | $6,701,960 | $3,488,280 |
| 2005 | $7,242,809 | $3,659,206 |

**TOTAL DIFFERENCE = $3,583,603**



FIRM OVERVIEW

INVESTMENT PHILOSOPHY

INVESTMENT PROCESS

INVESTMENT TABLE

PERFORMANCE UPDATE

EXAMPLE: BLAIR

EXAMPLE: SIZELER

EXAMPLE: SELIGMAN

FUTURE AREAS OF POTENTIAL "REWARDS"

PRINCIPAL'S BACKGROUND

GENERAL FUND INFORMATION

SUMMARY

# OPPORTUNITY PARTNERS L.P. (Launch Date 1/1/93)

A highly diversified fund primarily invested in publicly traded closed-end mutual funds and operating companies that are selling substantially below their intrinsic values. Opportunity Partners applies the firm's proprietary investment methodology to "unlock" these values.
Opportunity Partners will also hedge when deemed appropriate.

## PERFORMANCE SUMMARY (6/30/06)

| | YTD | SECOND QUARTER 2006 | 1 YEAR (TTM) | AVERAGE ANNUAL RETURN (Since inception) |
|---|---|---|---|---|
| OPPORTUNITY PARTNERS | 6.50% | 0.77% | 11.56% | 16.34% |
| S&P 500 | 2.71% | -1.44% | 8.64% | 10.31% |

## OPPORTUNITY PARTNERS VS. S&P 500


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Opportunity Partners
S&P 500

Bulldog Investors
UNLOCKING VALUE





# FULL VALUE PARTNERS L.P. (Launch Date 10/1/01)

Full Value Partners is a fund that concentrates on taking substantial positions in undervalued operating companies and closed-end mutual funds. Full Value Partners acts as a catalyst to "unlock' these values through proprietary means.

Full Value Partners will hedge when deemed appropriate

## PERFORMANCE SUMMARY (6/30/06)

| | YTD | SECOND QUARTER 2006 | 1-YEAR (TTM) | AVERAGE ANNUAL RETURN (Since inception) |
|---|---|---|---|---|
| FULL VALUE | 7.16% | 1.64% | 10.96% | 17.70% |
| S&P 500 | 2.71% | -1.44% | 8.64% | 6.12% |

## FULL VALUE PARTNERS VS. S&P 500



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
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1Q 04
2Q 04
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Full Value
S&P 500



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

# INCOME PLUS L.P. (Launch Date 9/1/04)

Bulldog Income Plus L.P. Attempts to provide risk adjusted returns that are superior to those available to fixed income investors. The fund intends to achieve its objective, while controlling for risk, by primarily investing in income oriented closed-end funds trading at a discount to net asset value. Purchasing a closed-end fund at a discount allows an investor to immediately achieve a higher yield than a comparable product without taking on any additional risk. In addition, there is a high probability of earning a capital gain as we utilize proprietary activist methods to narrow these discounts.

## PERFORMANCE SUMMARY (6/30/06)

| | YTD | SECOND QUARTER 2006 | 1 YEAR (TTM) | AVERAGE ANNUAL RETURN (Since inception) |
|---|---|---|---|---|
| INCOME PLUS | 4.32% | 0.97% | 7.39% | 8.36% |
| AGG. BOND INDEX | -0.72% | -0.08% | -0.82% | 1.48% |

## INCOME PLUS VS. LEHMAN AGGREGATE BOND INDEX



4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
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-1.0%
4Q 04
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Income Plus
Lehman Aggregate Bond Index



# Example [illegible]
# Blair Corporation



## A RECENT EXAMPLE OF ACTIVISM ON AN OPERATING COMPANY »

Blair is a direct marketer of value priced women's and men's clothing that has been in business for almost a century. Like many of our investments in operating companies Blair possessed a hidden asset we believed was not fully reflected in the market price of its common stock. The vast majority of Blair's revenue was generated via catalog mailings to loyal repeat customers. Many of these customer's purchases were on credit provided by Blair. The resulting accounts receivable portfolio bloated the company's balance sheet contributing to the company's anemic return on equity.

After purchasing our initial stake in the company at prices ranging from the mid to high $20's we approached management with a proposal to sell the receivables portfolio and return the proceeds to shareholders via a large self-tender offer. After carefully reviewing our proposal, the company announced the sale of the portfolio and we later negotiated a $42 per share self-tender offer by the company for over 50% of outstanding shares. Our threat of a proxy contest was the catalyst forcing management to act thereby earning us a return in excess of 50% on our initial block of shares.



# Example: Sizeler Property Investors



Our first hand experience as shareholder activists puts us in a unique position to handicap the probabilities for success of others that try their hand at forcing companies to deliver value to shareholders.

Sizeler Property Investors is a real estate investment trust (REIT) that came under siege from an experienced real estate investor in the summer of 2004. From the start, we recognized that the activist's chances of forcing management to either sell or liquidate the company had a high probability of success. With SIZ shares trading at what we calculated to be a 30% to 40% discount to its net asset value we aggressively bought the stock in the open market.

A heated proxy contest led to a settlement between the activist and management and an investment banker has been hired to sell the company. We are awaiting an announcement by the company soon and expect a return in excess of 50% on our initial investment.

Though willing to take the lead activist role in company's like SIZ, we are just as content to remain passive while someone else does the heavy lifting. However, it is critical to the success of these types of investments to properly read the likelihood of success by other activists. Having been involved in nearly two dozen proxy contests over the past 8 years we believe we are well positioned to profit on our own book of knowledge.





SQF is a closed end investment grade municipal bond fund, utilizing leverage to boost returns. We began purchasing SQF at a discount of about 14% in late 2004. We were buying a high quality municipal bond fund with a current tax exempt yield of 5.37%. Because of the discount we picked up an additional percentage in yield with no added risk.

After accumulating over 10% of the outstanding shares, we filed a 13d and approached the board of directors of SQF. We advised the board we intended to submit a shareholder proposal seeking to eliminate the discount and asked the board to abide by the outcome of a shareholder vote. SQF's board responded by imposing an advance notice requirement on director nominations and changing the requirements on director elections to a majority of outstanding shares from a plurality.





## INSIGHT »

By taking these actions we feel SQF actually made themselves more vulnerable. It will be virtually impossible for any candidate for director to receive votes of over 50% of the outstanding shares in a contested election. Under Maryland law, if no directors are elected for 2 years, shareholders can have the fund liquidated.

## RETURNS »

Because of our actions the discount on SQF narrowed from over 14% at the end of 2004 to 6% by March 31, 2006. A shareholder owning SQF over this time period received a return of over 12%. The Lehman 10 year Muni Bond Index returned 2.74% over the same time period. By purchasing shares at a discount and working to narrow the discount we were able to add over 9% in additional returns without taking on any additional risk.





## THE SINGLE MOST IMPORTANT QUESTION»

Over $65 billion has been raised in the past 2 ½ years in new closed-end funds. Issuance of new paper, weak markets and negative sentiment towards income securities have all combined to create tremendous opportunities in the closed-end fund arena. Several closed-end funds are trading at wider than normal discounts. We are buying selective situations where we feel that the probability for discount reversion is high for a few reasons:

- Change in sentiment could reduce wide level of discounts.
- Provisions in funds prospectuses obligate funds to take actions to reduce discount.
- Shareholder activism on our part could force funds into discount reducing measures.





## PHILLIP GOLDSTEIN »

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He Graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

## STEVEN SAMUELS »

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.





## ANDREW DAKOS »

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

## RAJEEV DAS »

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.



# General Fund Information



| | |
|---|---|
| PRIME BROKER: | Bear Stearns |
| ADMINISTRATORS: | Trachtenberg and Pauker LLP |
| AUDITORS: | JH Cohn LLP |
| LEGAL: | Burrington Moody Weil LLP |





- Managing money since 1993
- Current team in place since 1999
- No down years
- Significant outperformance in tough markets
- Attractive risk adjusted returns
- Currently our portfolio is positioned to take advantage of unusual opportunities in fixed income closed-end funds and overcapitalized operating companies
- Hedging areas of greater market and sector risk
- Expectations of numerous liquidity events






EMAIL: info@bulldoginvestors.com

WEB SITE: www.bulldoginvestors.com

OFFICE: Park 80 West
Plaza Two
Saddle Brook, NJ 07663

PHONE: (201) 556-0092

FAX: (201) 556-0097

July 13, 2006

Dear Partner:

Our partnership posted a net gain of 5.4% in the first quarter of 2006 vs. a gain of 4.2% for the S&P 500 Index. **Our preliminarily estimate is that we were up a bit more than 1% in the second quarter vs. a decline of 1.44% for the S&P 500 Index.** From our inception on October 1, 2001 through March 31, 2006, Full Value Partners has generated a net average annual return of 18.4% vs. 6.5% for the S&P 500 Index. Viewed in dollar terms, a $100,000 investment made on October 1, 2001 would be worth $213,000 on March 31, 2006 vs. $133,000 if it were invested in the S&P 500 Index.

Risk and Reward

Currently, our portfolio is less risky than it normally is. That is not because we have made a conscious decision to seek out low risk investments. Rather, it just happens that we see good opportunities to unlock value in a number of low risk investments. For example, we have accumulated sizeable positions in several income oriented closed-end funds. These funds tend to be less volatile than most stocks. In addition, they pay dividends monthly or quarterly. We accumulated the bulk of our stakes in these income funds at double digit discounts to their net asset value with an eye to campaigning for open-ending, liquidation, a share buyback, a self-tender offer or some other measure to address the discount. We continue to add to our positions when we can do so at an attractive price. As we and other like minded investors increase our stakes, the likelihood becomes greater that management will take action to address the discount to avoid a showdown with irate shareholders.

We also have several investments in operating companies where management has signaled that it intends to maximize shareholder value. In some instances, we have been a catalyst toward that end. One such investment is AmeriVest Properties, a real estate investment trust serving small- to medium-size office tenants. Bowing to pressure from large shareholders including us, AmeriVest is in the process of liquidating the company and the chances are good that the proceeds per share will exceed the stock's current market price.

Another real estate play is Gyrodyne Company of America. Gyrodyne has two real estate assets, the biggest of which was originally a largely undeveloped 313-acre site on the north shore of Long Island about 50 miles east of New York City. Last November the State University of New York took title to 245 acres through eminent domain and paid Gyrodyne $91,800 per acre. Because that is far less than the $300,000 to $400,000 per acre a private developer would pay, Gyrodyne has asked a court to determine the property's fair value. Meanwhile, it is marketing the remaining 68-acres which, if sold, will establish a marker on the property taken by SUNY and move the parties closer to a settlement. We have a pretty good paper profit on this investment but we believe there is still sizeable upside. It should be noted that a decline in real estate values will have no effect on the valuation of the parcel that was taken because the court must value the property on the day it was taken (plus interest). Thus, its value is effectively frozen. We see little downside risk in Gyrodyne and we think our patience will ultimately be rewarded.

Lastly, we are part of a group that is the largest shareholder of Hector Communications, a small Minnesota-based telephone company. We first began buying shares of Hector when it was trading below $20 based on our belief that it was cheap compared to its private market value. By the early spring of 2005 we had acquired a meaningful position in Hector and began to press management to sell the company. Since then, we have had numerous discussions with management. Our efforts were rewarded on June 27th when Hector, which was then trading at about $29.50, announced that it would be acquired for $36.40 per share. The stock price jumped $5.50 giving our entire portfolio a lift of about 1% that day and pushed our partnership into the black for the quarter.

Interestingly, if the sale of Hector had been announced just a few days later, we might have had a slight loss in the second quarter. Although we were almost certain a sale was coming we did not know precisely when an announcement would be made. The lesson is that one should not look too closely at the short-term results of an activist manager like us. Even though we are working hard to unlock value in a given investment, it is uncertain as to when that will actually happen. It is a long term project and there may be a long delay before a liquidity event occurs. In fact, this has been the case for many of our investments over the past year or so. Though nothing is guaranteed we believe the tide is likely to turn and we could see a number of value enhancing announcements from both closed-end funds and operating companies over the next year. If that occurs, we should outperform the market unless it shoots up by 30% or more.

Finally, as you may have heard, on June 23rd we won our lawsuit to overturn a rule the SEC had adopted requiring managers of most private investment partnerships to register with the agency. More than a few people had questioned our decision to sue the SEC but we always felt it was consistent with our activist approach to investing. We have stood up many times for shareholders when a company's board of directors has violated their rights. Similarly, we felt compelled to challenge the SEC because we were convinced that it had exceeded its legal authority. Our concern is not just with the narrow issue of hedge fund regulation. Our constitutional democracy is threatened if unaccountable bureaucrats are not challenged when, as the SEC did, they assume powers that only Congress can rightly exercise.

Since then, we have had many calls from reporters and have appeared on CNBC and Bloomberg television. A question we have been asked more than once is what we intend to do now that we have won. Our answer is simple. We intend to do what we have been doing for the past 4-1/2 years – working diligently and ethically to manage Full Value Partners with a goal of making money for our investors without undue risk. We don't need a nanny regulator to tell us right from wrong. And unlike most mutual fund managers, we put our money where our mouths are. Since day one a significant portion of our net worth has been invested in Full Value Partners so you can be sure that our interests are closely aligned with yours. In our opinion, that is more important than all the cosmetic rules and regulations any regulator can dream up.

Like many other respected and successful private investment partnerships, we recently instituted a two-year lockup for new contributions. The primary purpose of the lockup was to allow us to plan and to execute our activist strategies with a fairly stable asset base and without undue concern about disruption from unanticipated redemptions. However, a secondary benefit was that a two-year lockup allowed us to avoid the costly red tape that goes with registration while our lawsuit was pending. For example, an unintended consequence of the rule was that it created a supply – demand imbalance for experienced compliance professionals, many of whose annual salaries are now well into six figures. Assuming the SEC does not appeal the decision, we may modify the lockup policy.

Very truly yours,

Andrew Dakos & Phillip Goldstein
Managing Members
Full Value Advisors LLC
General Partner

**FULL VALUE PARTNERS L.P.**
**MONTHLY RETURN ESTIMATES (NET)**

| | |
|---|---|
| Jul-06 | **(0.72)** |
| Jun-06 | **1.95** |
| May-06 | **(1.09)** |
| Apr-06 | **0.56** |
| Mar-06 | **1.9** |
| Feb-06 | **0.75** |
| Jan-06 | **2.46** |
| Dec-05 | **2.03** |
| Nov-05 | **2.01** |
| Oct-05 | **(4.61)** |
| Sep-05 | **1.61** |
| Aug-05 | **1.54** |
| Jul-05 | **0.89** |
| Jun-05 | **1.80** |
| May-05 | **3.53** |
| Apr-05 | **(0.94)** |
| Mar-05 | **(0.88)** |
| Feb-05 | **1.26** |
| Jan-05 | **0.00** |
| Dec-04 | **3.33** |
| Nov-04 | **2.66** |
| Oct-04 | **1.54** |
| Sep-04 | **2.94** |
| August-04 | **2.41** |
| July-04 | **(1.56)** |
| June-04 | **3.43** |
| May-04 | **0.19** |
| April-04 | **(0.48)** |
| March-04 | **1.42** |
| Feb-04 | **0.80** |
| Jan-04 | **1.75** |
| Dec-03 | **4.96** |
| Nov-03 | **1.90** |
| Oct-03 | **4.41** |
| Sep-03 | **(0.02)** |
| Aug-03 | **2.31** |
| Jul-03 | **2.47** |
| Jun-03 | **2.10** |
| May-03 | **3.66** |
| Apr-03 | **2.78** |
| Mar-03 | **3.35** |
| Feb-03 | **1.01** |
| Jan-03 | **(0.76)** |
| Dec-02 | **1.94** |
| Nov-02 | **3.80** |
| Oct-02 | **1.06** |

# SLAYING THE SEC

Phillip Goldstein took on the feds on behalf of hedge funds everywhere . . . and won. For the first time, he speaks extensively about why he fought — and where his battle is going BY ANDREW BARBER

[illegible] came to trading late, after spending a quarter-century as a civil engineer for the City of New York. "Frankly, I wasn't very good," he laughs.

His investors might be glad he wasn't. Because what he did become was an exceptional shareholder activist. Indeed, Goldstein might have gone down as simply another talented trader who built a successful track record with his own modest capital. But then he waged — and won — an unlikely legal victory over the SEC, putting the kibosh on the agency's bid to regulate hedge funds. And now the 61-year-old is suddenly famous for having gone to bat for an industry many are currently seeking to rein in.

"If it ain't broke, don't fix it," Goldstein says. "And I don't see anything that's broken."

The feds would seem to disagree. The SEC's division of investment management (which oversees traditional money managers of at least $25 million in assets) had long advocated for tighter examinations, similar to what regular fund managers endure. In 2004, then-chairman Bill Donaldson finally pushed for a rule requiring hedge funds with assets exceeding $25 million to register as investment advisors.

Enter Goldstein, who took it upon himself to combat the agency in federal court. This June, after months of litigation, a three-judge panel on the U.S. Court of Appeals for the District of Columbia found that the SEC had overstepped its authority. On August 10, the agency issued a no-action letter stating it would not challenge the ruling.

Suing the federal government was a bold move, but Goldstein is no stranger to risk-taking. Switching careers at 46, he launched his own fund, Opportunity Partners. Now at $300 million, it has since produced average returns of more than 16 percent over nearly 14 years. Goldstein, who has never had a down year, spoke with *Trader Monthly* shortly after the SEC cried uncle.



FEDBUSTER: Phillip Goldstein thought the SEC had overstepped its bounds — and the courts agreed

**Well, you must feel vindicated. Do you anticipate that the SEC will make further attempts to regulate the industry?**

I feel vindicated because the court opinion shows I was right on the legal point, which is that the SEC does not have the authority to adopt the rule. If any further significant efforts are made to impose regulations on the hedge-fund community, they'll have to come from Congress.

**If you had the opportunity, what would you say to Congress?**

I don't think they should do anything other than perhaps authorize a study to better understand the industry. It's very diverse, but when we read about hedge funds in the popular press, it's a lot of garbage about "lightly regulated" and "secretive" organizations that are "highly leveraged" and take crazy risks in exotic markets. But the industry runs the gamut of styles, and a large portion of strategies are far less risky than garden-variety mutual funds.

The press, for example, always mentions Long-Term Capital Management — and there was no instance of fraud there. They pursued a highly leveraged strategy that their investors understood, and they were caught on the wrong side of the market in a perfect-storm scenario.

**Regulatory oversight won't prevent funds from losing money. . . .**

If you scrutinize what the SEC had as its rationale for adopting the registration rule in the first place, it's basically bogus.

One reason was that they didn't know enough about hedge funds — to which my response has always been, "Well, what do you *want* to know?" Say, for the sake of argument, that there are 8,942 funds managing $1 trillion. What does that tell you that helps you regulate the industry?

The second rationale the SEC provided was that there was an increase in fraud in the market – but at the same time, they admitted there was not a disproportionate amount of fraud committed by hedge-fund managers compared with other types of advisors and market participants.

When you hear about an incident of hedge-fund fraud, the press and politicians like to play it up, but there are reports indicating that such fraud cases have involved a total of about $1 billion. If the numbers being thrown around for total hedge-fund assets are accurate, that would be a figure of around 1 percent.

Now, if an insurance solution were proposed, like SIPC for hedge-fund investors, that type of approach would be something I would probably support.

**And force the industry to regulate itself?**

Having the SEC regulate the industry won't return the money lost by investors to fraudulent hedge-fund managers. But something to insure them might make sense.

Which brings us to the third reason put forward by the SEC for the registration requirement, the growing retailization of the industry – and that's just outright wrong. There is no increased retailization of the hedge-fund industry.

I suspect what the SEC means when it says "retail" is pension funds. Well, the guy running the billion-dollar pension fund is supposed to be doing due diligence on all the investments the fund is making. If they're not capable of doing due diligence to select a capable hedge-fund manager, what the hell are they doing managing a pension fund?

## "THE SEC'S RATIONALE FOR ADOPTING THE REGISTRATION RULE IN THE FIRST PLACE WAS BOGUS."

**Do you think the institutional community will still demand that hedge funds register with the SEC?**

If any investors do demand that managers be registered with the SEC, it will probably be the large public-pension managers with a check-the-box mentality – so that in the event that they have a problem, they'll be able to say, "Look, we had a policy to invest only in funds that were registered with the SEC – so don't blame us if the guy committed fraud." [*laughs*]

**It's all cover-your-ass.**

Look, if institutional investors want managers to be registered, I have no problem with it; that's what the free market is all about. There's a fundamental difference between fund managers registering because the market demands it and fund managers registering because Bill Donaldson demands it.

**Corporate managers complain that activists focus too much on short-term profits. How do you respond to that?**

We're value investors. What we try to do is find companies that are trading significantly below their intrinsic value and do what we can to unlock that value. Our approach is to go in and make our case. Sometimes management responds favorably, but a lot of time they don't.

**Has your activism given you lessons about American corporate culture in general?**

Yes – all the new rules and regulations, like Sarbanes-Oxley, haven't really changed much in the market. In general, most managers still look at the companies they manage as theirs, and the purpose of the shareholders is to pay their bonuses and provide their stock options. Sad but true.

# Activism Boosts Manager's Returns

2006-09-13
Daily News; White Plains

By Chidem Kurdas, New York Bureau Chief

NEW YORK (HedgeWorld.com) - Phillip Goldstein's 13-year track record demonstrates, in exact numerical terms, the reason why activist strategies are spreading like wild fire across hedge funds.

Mr. Goldstein, who recently became renowned for successfully challenging in court the U.S. Securities and Exchange Commission's mandatory registration rule for managers, is a long-time value investor who co-founded Bulldog Investors in 1993.

The firm's flagship fund, Opportunity Partners LP, has returned 16.6% annually on average from its inception in January 1993 through March 2006, with nary a down year.

Initially it specialized in buying closed-end mutual funds that traded at a discount to their net asset value. About 10 years ago the strategy was extended to activist investing, said Mr. Goldstein, speaking at a conference.

By his estimate, this change added an extra four-to-six percentage points to the returns. That's a big enough difference to catch the attention of many fund managers, not to mention their clients.

Activism gives you a cushion, in that if you buy a stock and it performs poorly, you can pressure the management to do something about it, said Mr. Goldstein.

Some stocks stay cheap for many years, he said, arguing that investors have a fiduciary duty to push for measures to realize the value of the company. Without the ability to demand action, a buyer can wait for a long time for some catalyst to lift the stock even if it is intrinsically worth a lot more than the market price.

"Activism works," he said. "But it is hard work." In that hard slog he includes proxy battles, litigation, being called names, dealing with SEC staffers who do not care much about shareholder rights and having to face the fact that you will lose some fights.

But when you make it happen, it is very satisfying, he said. And for four-to-six percentage points extra return, a lot of people can take being called bad names.

Mr. Goldstein sees his challenge to the SEC in the same light as shareholder activism: a matter of not tolerating a federal agency's abuse of its authority, just like not tolerating corporate management's abuse of its authority.

His central argument about the mandatory registration rule is that the SEC does not have the right to make law - that's the job the U.S. Constitution assigns to Congress.

(c) 2006 Daily News; White Plains. Provided by ProQuest Information and Learning. All rights Reserved

TheDeal.com

## Blair seeks to raise $180M

by **Ron Orol** Posted 02:46 EST, 3, Jan 2005

Under pressure from investors, **Blair Corp.**, an online seller of men's and women's apparel, is in talks to sell its consumer finance receivables division in a deal that could fetch $180 million, sources close to the situation said.

Warren, Pa.-based Blair is discussing a deal with **Alliance Data Systems Corp.**, a Dallas-based provider of payment processing services to other retailers including **J. Crew Group Inc.** and **Trek Bicycle Corp.** Blair also could seek to sell the unit to other possible buyers, including **General Electric Capital Corp.** and **First Data Corp.**, sources said.

Alliance Data did not return a call for comment.

Two investors in Blair, hedge fund managers Phillip Goldstein and Lawrence J. Goldstein (who are unrelated), have urged the company to dispose of its consumer finance receivables unit. In July the two even chartered a jet to take them to Blair's headquarters to meet with company CEO John Zawacki to discuss a transaction.

"We wanted to make sure Zawacki knew we were serious," Lawrence Goldstein said.

Heeding the investors' advice, Blair Management in October announced plans to auction the unit.

"This action is responsive to a suggestion made by a small group of shareholders," Zawacki said in a statement last fall. He did not return a call requesting comment.

Lawrence Goldstein is managing partner at **Santa Monica Partners LP**, a Larchmont, N.Y., hedge fund. Phillip Goldstein is a portfolio manager at **Opportunity Partners LP**, a Pleasantville, N.Y., investment firm.

Together the veteran "activist" investors own 6.8% of Blair.

The two, who began buying Blair stock in October 2003, contend that a sale of Blair's customer receivables would help the company focus on its core retail clothing sales business.

Blair sells clothing, housewares and other merchandize through its Web site, proprietary catalog and other channels.

"The strategy of selling the receivables,. and infrastructure supporting the receivables, makes a lot of sense because it allows the company to focus on what it knows best," Lawrence Goldstein said.

Blair had $183 million in customer receivables as of Sept. 30. The company has no debt and roughly $35 million in cash reserves. For the nine months ending Sept. 30 it had income of $8.5 million on revenue of $363 million, compared with income of $5.4 million on sales of $416 million in the year-ago period,

On Thursday Blair's stock traded at a 52-week high of $36.70 a share, up from $25 a share in July.

Another Blair shareholder has taken an interest in the company's situation in hopes of boosting its stock.

In a statement issued last month Gideon King, president of New York hedge fund **Loeb Partners Corp.**, urged the retailer to repurchase a portion of its outstanding equity using proceeds from the sale of the receivables unit.